Exhibit 99.2

IMPORTANT INFORMATION FOR SHAREHOLDERS

Notice of the Annual and Special Meeting of Shareholders

and

Information Circular

May 17, 2017

TABLE OF CONTENTS

INVITATION TO SHAREHOLDERS	1
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	2
INFORMATION CIRCULAR	3
VOTING AND PROXIES	3
BUSINESS OF THE MEETING	7
Receipt of Financial Statements	7
Election of Directors	7
Appointment and Remuneration of Auditors	9
STATEMENT OF EXECUTIVE COMPENSATION	9
Composition and Mandate of the Compensation Committee	12
Compensation Discussion and Analysis	13
Performance Graph	20
Compensation of Executive Officers	21
Pension Plan Benefits	24
Employment Contracts with Named Executive Officers	24
Estimated Termination Payments	25
Directors’ and Senior Executives’ Liability Insurance and Indemnity Agreements	26
Compensation of Directors	26
Securities Authorized For Issuance Under Equity Compensation Plans	28
Indebtedness of Directors and Executive Officers	33
OTHER INFORMATION	34
Interest of Informed Persons in Material Transactions	34
Interest of Certain Persons or Companies in Matters to be Acted Upon	34
Corporate Governance Practices	34
Shareholder Proposals	34
Additional Information	34
Approval of Information Circular	35
SCHEDULE A - AMENDED RESTRICTED SHARE UNIT PLAN
SCHEDULE B - AMENDED INCENTIVE STOCK OPTION PLAN
SCHEDULE C - CORPORATE GOVERNANCE PRACTICES
APPENDIX A - BOARD MANDATE

May 17, 2017

INVITATION TO SHAREHOLDERS

On behalf of the entire Board of Directors of Cardiome Pharma Corp., I would like to extend an invitation for you to join us at our Annual and Special Meeting of shareholders. The meeting will be held at the 6th Floor Boardroom, 1441 Creekside Drive, Vancouver, British Columbia, Canada on June 20, 2017 at 9:30 a.m. (Vancouver Time).

At the meeting, we will be voting on a number of important proposals and I hope you will take the time to consider the information dealing with these matters as set out in the accompanying Information Circular. We would very much value your support on these proposals. I encourage you to exercise your vote, either at the meeting or by completing and sending in your proxy. Use of the proxy form is explained in the accompanying Information Circular. If you are a “non-registered” shareholder, you should follow the instructions that you receive from the institution that holds your common shares to ensure that your common shares are voted at the meeting in accordance with your wishes.

The meeting will provide you with a forum to learn more about our 2016 performance and hear first-hand about our current activities and plans for the future. It will also provide you with an excellent opportunity to meet Cardiome’s senior management and ask them your questions.

I hope that you will attend the meeting and I look forward to seeing you there.

Sincerely,
W. James O’Shea
“W. James O’Shea”
Chairman
Cardiome Pharma Corp.

CARDIOME PHARMA CORP.

1441 Creekside Drive
	6th Floor	Toll Free: 1 800 330 9928
	Vancouver BC	Web: www.cardiome.com
Canada V6J 4S7

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CARDIOME PHARMA CORP.
1441 Creekside Drive, 6th floor
Vancouver, B.C. V6J 4S7

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the shareholders of CARDIOME PHARMA CORP. (the “Corporation”) will be held at the 6th Floor Boardroom, 1441 Creekside Drive, Vancouver, British Columbia, Canada, on June 20, 2017 at 9:30 a.m. (Vancouver Time), for the following purposes:

(1)	to receive the financial statements of the Corporation for the year ended December 31, 2016 and the report of the auditors thereon;
(2)	to elect the directors of the Corporation to hold office until their successors are elected at the next annual meeting of the Corporation;
(3)	to appoint KPMG LLP, Chartered Professional Accountants, as auditors of the Corporation until the next annual meeting of the Corporation and to authorize the directors to fix the auditors’ remuneration;
(4)	to approve the amendments to and unallocated entitlements under the Restricted Share Unit Plan;
(5)	to approve the amendments to and unallocated options under the Incentive Stock Option Plan; and
(6)	to transact such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

The directors of the Corporation have fixed the close of business on May 16, 2017 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

DATED at Vancouver, British Columbia, as of this 17th day of May 2017.

By Order of the Board of Directors

“W. James O’Shea”

W. James O’Shea Chairman

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1441 Creekside Drive, 6th floor
Vancouver, B.C. V6J 4S7

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

Unless otherwise provided, the information herein is given as of May 17, 2017.

VOTING AND PROXIES

Solicitation of Proxies

This management information circular (“Information Circular”) is furnished to the shareholders of Cardiome Pharma Corp. (the “Corporation”) in connection with the solicitation of proxies for use at the Annual and Special Meeting of the Corporation to be held at the 6th Floor Boardroom, 1441 Creekside Drive, Vancouver, British Columbia, Canada, on June 20, 2017 at 9:30 a.m. (Vancouver Time) (the “Meeting”) by management of the Corporation. The solicitation will be primarily by mail; however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Corporation. The Corporation may also pay brokers or other persons holding common shares (the “Common Shares”) of the Corporation in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by the Corporation. Shareholders who have given a proxy pursuant to this solicitation may revoke it as to any matter on which a vote has not already been cast pursuant to its authority in writing in such manner specified in the section “Revoking a Proxy” below.

What will be voted on at the Meeting?

Shareholders will be voting on those matters that are described in the accompanying Notice of Annual and Special Meeting of Shareholders (the “Notice”). The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters.

Who is entitled to vote?

Only registered holders of Common Shares (“Registered Shareholders”) on May 16, 2017 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment thereof. Each Registered Shareholder has one vote for each Common Share held at the close of business on the Record Date. As of May 17, 2017, there were 31,927,294 Common Shares outstanding. To the knowledge of the directors and senior officers of the Corporation, as of the date hereof, Westfield Capital Management Company, L.P. beneficially owned approximately 4,894,948 Common Shares and Putnam Investment Management, LLC beneficially owned approximately 3,438,484 Common Shares representing approximately 15% and 11%, respectively, of the outstanding voting rights of the Corporation.

Can I vote Common Shares that I acquired after May 16, 2017?

Unfortunately not. The Canada Business Corporations Act (“CBCA”) states that only a shareholder whose name is on the list of shareholders as at the Record Date is entitled to vote at the Meeting.

How to vote

If you are a Registered Shareholder, there are two ways in which you can vote your Common Shares. You can either vote in person at the Meeting or you can vote by proxy.

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Voting by Proxy

If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend at the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder as to how you want your Common Shares to be voted or you can let your proxyholder choose for you. If you appoint a proxyholder, you may revoke your proxy if you decide to attend the Meeting and wish to vote your Common Shares in person (see “Revoking a Proxy”).

Voting in Person

Registered Shareholders who wish to attend the Meeting and to vote their Common Shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon your arrival at the Meeting.

What if I am not a Registered Shareholder?

Many owners of Common Shares are “non-registered shareholders”. Non-registered shareholders are those shareholders whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee, or custodian). Unless you have previously informed your intermediary that you do not wish to receive material relating to the Meeting, you should receive or have already received (i) from the Corporation or its agent a request for voting instructions or (ii) from your intermediary either a request for voting instructions or a proxy form. In either case, you have the right to exercise voting rights attached to the Common Shares beneficially owned by you, including the right to attend and vote the Common Shares directly at the Meeting.

The documents that you receive, and who you receive them from, will vary depending upon whether you are a “non-objecting beneficial owner” (a “NOBO”), which means you have provided instructions to your intermediary that you do not object to the intermediary disclosing beneficial ownership information about you to the Corporation for certain purposes, or an “objecting beneficial owner” (an “OBO”), which means that you have provided instructions to your intermediary that you object to the intermediary disclosing such beneficial ownership information.

Non-Objecting Beneficial Owners

If you are a NOBO, a request for voting instructions from the Corporation or its agent is included with these materials.

These security holder materials are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Corporation has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

If you wish to attend the Meeting and vote in person, write your name in the place provided for that purpose in the voting instruction form provided to you and we will deposit it with our transfer agent, or, if you request on the voting instruction form, we will send you a form of legal proxy that will grant you or your appointee the right to attend the Meeting and vote in person. If you do not intend to attend the Meeting or have an appointee do so on your behalf but you wish your shares to be voted, please complete and return the information requested in the voting instruction form to provide your specific voting instructions. Otherwise your Common Shares will not be voted.

Objecting Beneficial Owners

If you are an OBO, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow providing voting instructions by telephone, on the Internet, by mail or by fax. If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary and insert your name in the space provided on the request for voting instructions or proxy form or request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.

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Whether you are a NOBO or an OBO, if you wish to attend the Meeting and vote in person, do not otherwise complete any voting form you may receive. Please register with the transfer agent, Computershare Trust Company of Canada, upon your arrival at the Meeting.

What is a Proxy?

A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for a Registered Shareholder. Registered Shareholders are being sent a form of proxy for the Meeting permitting them to appoint a person to attend and act as proxyholder at the Meeting. Registered Shareholders may use the enclosed form of proxy or any other valid proxy form to appoint a proxyholder. The enclosed form of proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation after adjournment of the Meeting.

If you complete the enclosed form of proxy by marking the appropriate boxes on the proxy form, your Common Shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your Common Shares in their discretion.

Appointing a Proxyholder

Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose any person or company you want to be your proxyholder. It does not have to be another shareholder or the person designated in the enclosed form. Simply fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other legal proxy form and deliver it to Computershare Trust Company of Canada within the time hereinafter specified for receipt of proxies.

If you leave the space on the proxy form blank, either W. James O’Shea or William L. Hunter, both of whom are named in the form, are appointed to act as your proxyholder. Mr. O’Shea is the Chairman of the Board of Directors (the “Board”), and a director of the Corporation, and Dr. Hunter is the President and Chief Executive Officer of the Corporation.

For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares or the holder’s attorney authorized in writing and then delivered to the Corporation’s transfer agent, Computershare Trust Company of Canada, in the envelope provided or by fax to 1-866-249-7775 (toll-free) and received no later than 48 hours prior to the Meeting or any adjournment thereof.

How will my Common Shares be voted if I give my Proxy?

If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote or withhold from voting your Common Shares for you at the Meeting in accordance with your instructions. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your Common Shares accordingly.

If you have not specified how to vote on a particular issue, then your proxyholder can vote your Common Shares as he or she sees fit. However, if you have not specified how to vote on a particular issue and Mr. O’Shea or Dr. Hunter has been appointed as proxyholder, your Common Shares will be voted IN FAVOUR of the particular issue. For more information on these issues, see “Business of the Meeting”. The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual and Special Meeting of Shareholders and other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as he or she considers best.

Revoking a Proxy

If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy (i) by clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or fax to 1-866-249-7775 (toll-free), or to the registered office of the Corporation, Suite 2600, 595 Burrard Street, Vancouver, British Columbia V7X 1L3, Attention: Joseph Garcia, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or (ii) in any other manner permitted by law. Revocations may also be delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner provided in “Appointing a Proxyholder” above, you will be able to vote your Common Shares in person at the Meeting.

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Only Registered Shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for the Corporation (where the non-registered holder is a NOBO) or their intermediaries (where the non-registered shareholder is an OBO) to change their vote and if necessary revoke their proxy.

Cost of this Solicitation of Proxies

The cost of this solicitation of proxies is borne by the Corporation. It is expected that the solicitation will be primarily by mail, but proxies or votes or voting instructions may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Corporation without special compensation. In addition, the Corporation may retain the services of agents to solicit proxies or votes or voting instructions on behalf of management of the Corporation. In that event, the Corporation will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services. The Corporation may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies or votes or voting instructions.

Who counts the votes?

The Corporation’s transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of the Corporation to preserve confidentiality in the voting process. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

How do I contact the transfer agent?

If you have any inquiries, the transfer agent, Computershare Trust Company of Canada, can be contacted as follows:

Mail:	Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario
M5J 2Y1

Telephone:	1-800-564-6253 (toll-free) 1-514-982-7555
Fax:	1-866-249-7775 (toll-free)

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BUSINESS OF THE MEETING

Receipt of Financial Statements

The consolidated financial statements of the Corporation for the year ended December 31, 2016 and the auditors’ report thereon will be placed before shareholders at the Meeting.

Election of Directors

The Articles of Amalgamation of the Corporation provide that the Corporation shall have a minimum of three and a maximum of twenty directors. The Board of Directors presently consists of six directors and it is intended to elect six directors for the ensuing year.

Each director of the Corporation is elected annually and holds office until the next annual meeting of the Corporation unless he or she ceases to hold office prior to such time. The persons proposed for nomination are, in the opinion of the Board and management, well qualified to act as directors for the ensuing year. The persons named in the enclosed form of proxy intend to vote for the election of such nominees. The Board has adopted a Majority Voting Policy stipulating that shareholders shall be entitled to vote in favour of, or withhold from voting for, each individual director nominee at a shareholders’ meeting. If the number of Common Shares “withheld” for any nominee exceeds the number of Common Shares voted “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall tender his or her written resignation to the chair of the Board. The Governance and Nominating Committee (the “GN Committee”) will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation after considering, among other things, the stated reasons, if any, why certain shareholders “withheld” votes for the director, the qualifications of the director and whether the director’s resignation from the Board would be in the best interests of the Corporation. The Board must take formal action on the GN Committee’s recommendation within 90 days of the date of the applicable shareholders meeting and announce its decision by press release. The policy does not apply in circumstances involving contested director elections.

Effective May 17, 2013, the Board adopted an advance notice policy regarding the nomination of directors. Following shareholder approval on June 28, 2013, the advance notice policy was incorporated into the by-laws of the Corporation (the “Advance Notice Provision”). The purpose of the Advance Notice Provision is to provide shareholders, directors and management of the Corporation with direction on the procedure for shareholder nomination of directors. The Advance Notice Provision is the framework by which the Corporation seeks to fix a deadline by which registered or beneficial holders of Common Shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form. The Advance Notice Provision provides that only persons who are nominated (i) by or at the direction of the Board, (ii) by or at the direction or request of one or more shareholders pursuant to a proposal or requisition made in accordance with the provisions of the CBCA, or (iii) by any person who, at the close of business on the notice date and on the record date for notice of such meeting, is entered in the central securities register as a holder of shares carrying the right to vote at such meeting or who beneficially owns shares carrying the right to vote at such meeting and provides evidence of such beneficial ownership to the Corporation, and who complies with the notice procedures set forth in the Advance Notice Provision shall be eligible for election as directors of the Corporation. The Advance Notice Provision further provides that in the case of an annual general meeting, notice to the Corporation must be given no less than 30 nor more than 60 days prior to the date of the meeting; provided that if the meeting is to be held on a date that is less than 60 days after the date on which the first public announcement of the date of the meeting was made, notice may be given no later than the close of business on the 10th day following such public announcement. For special meetings that are not also an annual meeting, notice to the Corporation must be made no later than the close of business on the 10th day following the day on which the first public announcement of the date of the special meeting was made. The Board may, in its sole discretion, waive any requirement of the Advance Notice Provision.

The following table sets forth for all persons proposed to be nominated by management for election as director, the positions and offices with the Corporation now held by them, their present principal occupation and principal occupation for the preceding five years (or longer), the periods during which they have served as directors of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as at May 17, 2017.

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Name, Province/State and Country of Residence(1)	Position with the Corporation and Date the Individual Became a Director	Present Principal Occupation and Principal Occupation for Five Preceding Years (1)	No. of Common Shares Beneficially Owned, Controlled or Directed(1) (2)	No. of Securities Underlying Unexercised Stock Options(1)
Richard M. Glickman(3) (4) (5) British Columbia, Canada	Director December 11, 2006	Chief Executive Officer, Aurinia Pharmaceuticals (February 2017 to present) (8); Retired (July 2007 to January 2017)	Nil	59,500
W. James O’Shea(3) (4) Massachusetts, United States	Director June 17, 2014	Retired (September 2007 to present)	15,000	51,474
William L. Hunter, MD, MSc.(7) British Columbia, Canada	Director June 11, 2007	President and Chief Executive Officer, Cardiome Pharma Corp. (July 2012 to present) (9); President and Chief Executive Officer, Angiotech Pharmaceuticals, Inc. (1997 to October 2011)	614,304	1,280,000
Mark H. Corrigan, MD(3) (5) (6) Massachusetts, United States	Director June 22, 2015	Chairman of the Board, Epirus Pharmaceuticals (July 2014 to July 2016); Chief Executive Officer, Zalicus, Inc. (January 2010 to June 2014)	Nil	26,500
Arthur H. Willms(4) (5) British Columbia, Canada	Director June 22, 2015	Retired (2009 to present)	8,000	26,500
Robert J. Meyer, MD(6) Virginia, United States	Director September 25, 2015	Director for Translational and Regulatory Sciences at the University of Virginia School of Medicine (March 2013 to present) (10); VP of Global Regulatory Strategy, Policy, and Safety at Merck, Sharpe and Dohme (January 2008 to January 2013)	3,920	22,600

Notes:

(1)       This information has been provided by the respective nominee as of May 17, 2017.

(2)	The number of Common Shares held includes Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.
(3)	Member of the Corporate Governance and Nomination Committee. Dr. Corrigan is the Chair of this Committee.
(4)	Member of the Audit Committee. Mr. Willms is the Chair of this Committee.
(5)	Member of the Compensation Committee. Dr. Glickman is the Chair of this Committee.
(6)	Member of the Special Committee. Dr. Corrigan is the Chair of this Committee.
(7)	Dr. Hunter was appointed President and Chief Executive Officer in July 2012.
(8)	The principal business of Aurinia Pharmaceuticals is developing and delivering innovative products to patients suffering from debilitating diseases such as lupus nephritis.
(9)	The principal business of Cardiome Pharma Corp. is offering patients and healthcare providers innovative therapeutic options that effectively, safely and conveniently manage acute medical conditions to improve health and quality of life.
(10)	The principal business of the Translational and Regulatory Sciences at the University Virginia School of Medicine is developing a regulatory science educational track, as well as providing regulatory and translational knowledge resources to University and external entities who seek to translate basic science discoveries to the bedside.

The Corporation is not aware that any of the above nominees will be unable or unwilling to serve; however, should the Corporation become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Corporation in its discretion may select.

To the best knowledge of management of the Corporation, no proposed director of the Corporation:

(a)	is, as at the date of this Information Circular, or has been, within the ten years before, a director or executive officer of any company (including the Corporation), that while that person was acting in that capacity,
(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,
(ii)	was subject to an event that resulted, after the proposed director ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or
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(iii)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or
(b)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, except in respect of the following companies:

•	Angiotech and each of the following subsidiaries: 0741693 B.C. Ltd. and Angiotech International Holdings Corp. (the “Angiotech Canadian Subsidiaries”) and Angiotech Pharmaceuticals (US), Inc., American Medical Instruments Holdings Inc., NeuColl Inc., Angiotech BioCoatings Corp., Afmedica Inc., Quill Medical Inc., Angiotech America Inc., Angiotech Florida Holdings Inc., B.G. Sulzle Inc., Surgical Specialties Corporation, Angiotech Delaware Inc., Medical Device Technologies Inc., Manan Medical Products Inc. and Surgical Specialties Puerto Rico Inc. (the “Angiotech U.S. Subsidiaries”). On January 28, 2011, Angiotech, the Angiotech Canadian Subsidiaries and the Angiotech U.S. Subsidiaries voluntarily filed a petition under the CCAA in the Supreme Court of British Columbia to implement a proposed recapitalization transaction. On January 31, 2011, the Angiotech U.S. Subsidiaries filed a voluntary petition under Chapter 15 of Title 11 of the United States Code to obtain recognition and enforcement in the United States for certain relief granted in the CCAA proceedings, and to obtain assistance of the United States courts to the Supreme Court of British Columbia in effectuating the proposed recapitalization. Dr. Hunter was the president and chief executive officer and a director of Angiotech until October 2011, and Mr. Willms was a director of Angiotech until May 2011.

To the best knowledge of management of the Corporation, none of the proposed directors of the Corporation have been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment and Remuneration of Auditors

KPMG LLP, Chartered Professional Accountants (“KPMG”) will be nominated at the Meeting for appointment as auditor of the Corporation at remuneration to be fixed by the directors. KPMG is located at 4th Floor, 777 Dunsmuir Street, Vancouver, British Columbia.

There have been no reportable events between the Corporation and KPMG for the purposes of National Instrument 51-102 - Continuous Disclosure Obligations.

Principal Accountant Fees and Services

The following table sets out the fees billed to the Corporation by KPMG for professional services for the financial years ended December 31, 2016 and December 31, 2015. All dollar amounts are reflected in Canadian dollars. During 2016 and 2015, KPMG was the Corporation’s only external auditor:

	December 31, 2016	December 31, 2015
Audit Fees(1)	$574,500	$583,300
Audit-Related Fees(2)	$45,200	Nil
Tax Fees(3)	Nil	$42,200

Notes:

(1)	Audit fees consist of fees for the audit and interim reviews of the Corporation’s consolidated financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.
(2)	Audit-related fees are fees for assurance and related services reasonably related to the performance of the audit or review of our consolidated financial statements that are not reported under “Audit Fees”.
(3)	Tax fees include tax compliance, tax planning, tax advice and various taxation matters.
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Pre-Approval Policies

In accordance with the Sarbanes-Oxley Act of 2002, all audit and non-audit services performed by KPMG for the year ended December 31, 2016 were pre-approved by the Audit Committee. It is the Corporation’s policy that all audit and non-audit services performed by the Corporation’s auditor will continue to be pre-approved by the Audit Committee.

Approval of Amendments to and Unallocated Entitlements under the Restricted Share Unit Plan

Amendments to the Restricted Share Unit Plan

The Corporation has a restricted share unit plan (the “RSU Plan”) which was last approved by shareholders on June 16, 2014. At the Meeting, the shareholders will be asked to approve certain amendments to the RSU Plan to reflect current corporate governance best practices.

In particular, the amended RSU Plan includes a limit on non-employee director participation whereby the maximum number of restricted share units issuable under the RSU Plan together with any Common Shares issued pursuant to any other security based compensation arrangements of the Corporation to non-employee directors will not exceed 1% of the total number of issued and outstanding common shares on a non-diluted basis. In addition, under the amended RSU Plan, the award value of all equity based awards that are to be settled by the issuance of Common Shares from treasury to any non-employee director may not exceed $150,000 per year per eligible director, of which a maximum of $100,000 may be awarded in stock options.

A blacklined copy of the RSU Plan showing the proposed amendments is appended to this Information Circular as Schedule A.

The amendments to the RSU Plan have been conditionally approved by the Board and the TSX, subject to shareholder approval.

Unallocated Entitlements

Pursuant to the rules and policies of the TSX, unallocated options, rights or other entitlements under a TSX-listed issuer’s security based compensation arrangement that does not have a fixed maximum number of securities issuable (such as the RSU Plan) must be approved by a majority of the issuer’s directors and by the issuer’s security holders every three years. Shareholders last approved the RSU Plan at the Corporation’s annual and special meeting of shareholders held on June 16, 2014. See “Restricted Share Unit Plan” starting on page 32 for a summary of the RSU Plan.

Based on the RSU Plan, the aggregate number of Common Shares reserved for issuance upon the exercise of all restricted share units granted under the RSU Plan, may not exceed 2.5% of the issued and outstanding Common Shares of the Corporation from time to time.

As at the date of this Information Circular, the Corporation has 99,288 awards outstanding under the RSU Plan representing 0.3% of the issued and outstanding Common Shares of the Corporation. This means that the Corporation may grant 698,894 awards under the RSU Plan, representing 2.2% of the issued and outstanding Common Shares of the Corporation.

If the shareholders approve the unallocated entitlements at the Meeting, the Corporation will next be required to seek similar approval from the shareholders no later than June 20, 2020. If the RSU Plan Resolution (as defined below) is not approved by the shareholders at the Meeting then, after that date, the Corporation will not have the ability to grant further restricted share units under the RSU Plan. Allocated restricted share units will continue to exist unchanged, but the Board will neither be able to grant new restricted share units, nor be able to re-allocate outstanding restricted share units that have been terminated, cancelled or that have expired unexercised.

To be effective, the following resolution to approve the amendments to, and the unallocated entitlements under, the RSU Plan (the “RSU Plan Resolution”) must be authorized and approved by a simple majority of votes cast by holders of Common Shares present in person or represented by proxy and entitled to vote at the Meeting:

“Resolved that:

1.	the proposed amendments to the Corporation’s restricted share unit plan (the “RSU Plan”), as more particularly described in the Management Information Circular of the Corporation dated May 17, 2017, be and are hereby approved and authorized, and the amended and restated RSU Plan be and is hereby adopted, ratified and confirmed as the restricted share unit plan of the Corporation;
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2.	the unallocated entitlements under the RSU Plan, as amended from time to time, be and are hereby approved and authorized, and the Corporation shall be permitted to grant restricted share units thereunder until June 20, 2020; and
3.	any director or officer of the Corporation be, and is hereby authorized and directed to execute and deliver for and in the name of and on behalf of the Corporation, whether under its corporate seal or not, all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to this ordinary resolution.”

The Board has unanimously concluded that approval of the amendments to, and unallocated entitlements under, the RSU Plan is in the best interest of the Corporation and its shareholders, and recommends that shareholders vote IN FAVOUR of the RSU Plan Resolution. The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all Common Shares held by them in favour of the RSU Plan Resolution. Unless otherwise instructed, the named proxyholders will vote FOR the approval of the RSU Plan Resolution.

Approval of Amendments to and Unallocated Options under the Incentive Stock Option Plan

Amendments to the Incentive Stock Option Plan

The Corporation has an incentive stock option plan (the “Incentive Stock Option Plan”) which was last approved by shareholders on June 16, 2014. At the Meeting, the shareholders will be asked to approve certain amendments to the Incentive Stock Option Plan to reflect current corporate governance best practices.

In particular, the amended Incentive Stock Option Plan replaces the 0.9% limit on non-employee director participation under the Incentive Stock Option Plan with a limit on non-employee director participation whereby the maximum number of Common Shares issuable under the Incentive Stock Option Plan together with any Common Shares issued pursuant to any other security based compensation arrangements of the Corporation to non-employee directors will not exceed 1% of the total number of issued and outstanding common shares on a non-diluted basis. In addition, under the amended Incentive Stock Option Plan, the award value of all equity based awards that are to be settled by the issuance of Common Shares from treasury to any non-employee director may not exceed $150,000 per year per eligible director, of which a maximum of $100,000 may be awarded in stock options.

A blacklined copy of the Incentive Stock Option Plan showing the proposed amendments is appended to this Information Circular as Schedule B.

The amendments to the Incentive Stock Option Plan have been conditionally approved by the Board and the TSX, subject to shareholder approval.

Unallocated Options

Pursuant to the rules and policies of the TSX, unallocated options, rights or other entitlements under a TSX-listed issuer’s security based compensation arrangement that does not have a fixed maximum number of securities issuable (such as the Incentive Stock Option Plan) must be approved by a majority of the issuer’s directors and by the issuer’s security holders every three years. Shareholders last approved the Incentive Stock Option Plan at the Corporation’s annual and special meeting of shareholders held on June 16, 2014. See “Incentive Stock Option Plan” starting on page 29 for a summary of the Incentive Stock Option Plan.

Based on the Incentive Stock Option Plan, the aggregate number of Common Shares reserved for issuance upon the exercise of all options granted under the Incentive Stock Option Plan, may not exceed 12.5% of the issued and outstanding Common Shares of the Corporation from time to time.

As at the date of this Information Circular, the Corporation has 2,844,557 awards outstanding under the Incentive Stock Option Plan, representing 8.9% of the issued and outstanding Common Shares of the Corporation. This means that the Corporation may grant 1,146,354 awards under the Incentive Stock Option Plan representing 3.6% of the issued and outstanding Common Shares of the Corporation.

If the shareholders approve the unallocated options at the Meeting, the Corporation will next be required to seek similar approval from the shareholders no later than June 20, 2020. If the Stock Option Plan Resolution (as defined below) is not approved by the shareholders at the Meeting then, after that date, the Corporation will not have the ability to grant further options under the Incentive Stock Option Plan. Allocated options will continue to exist unchanged, but the Board will neither be able to grant new options, nor be able to re-allocate outstanding options that have been terminated, cancelled or that have expired unexercised.

To be effective, the following resolution to approve the amendments to, and the unallocated options under, the Incentive Stock Option Plan (the “Stock Option Plan Resolution”) must be authorized and approved by a simple majority of votes cast by holders of Common Shares present in person or represented by proxy and entitled to vote at the Meeting:

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“Resolved that:

1.	the proposed amendments to the Corporation’s incentive stock option plan (the “Stock Option Plan”), as more particularly described in the Management Information Circular of the Corporation dated May 17, 2017, be and are hereby approved and authorized, and the amended and restated Stock Option Plan be and is hereby adopted, ratified and confirmed as the stock option plan of the Corporation;
2.	the unallocated options under the Stock Option Plan, as amended from time to time, be and are hereby approved and authorized, and the Corporation shall be permitted to grant options thereunder until June 20, 2020; and
3.	any director or officer of the Corporation be, and is hereby authorized and directed to execute and deliver for and in the name of and on behalf of the Corporation, whether under its corporate seal or not, all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to this ordinary resolution.”

The Board has unanimously concluded that approval of the amendments to, and unallocated options under, the Incentive Stock Option Plan is in the best interest of the Corporation and its shareholders, and recommends that shareholders vote IN FAVOUR of the Stock Option Plan Resolution. The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all Common Shares held by them in favour of the Stock Option Plan Resolution. Unless otherwise instructed, the named proxyholders will vote FOR the approval of the Stock Option Plan Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Composition and Mandate of the Compensation Committee

The Compensation Committee of the Board consists of Dr. Glickman (Chair), Dr. Corrigan and Mr. Willms. The Compensation Committee was most recently formed in June 2014 when the Governance, Nominating and Compensation Committee (“GNC Committee”) was separated into the Corporate Governance and Nomination Committee and the Compensation Committee.

Dr. Glickman was appointed to the Compensation Committee on June 21, 2016 and continues to serve as the Chair of the Compensation Committee. Dr. Corrigan and Mr. Willms were appointed to the Compensation Committee on June 22, 2015.

All members of the Compensation Committee are independent directors. The Compensation Committee is charged, on behalf of the Board, amongst other matters, to develop, review and approve compensation policies and practices applicable to executive officers, including determining the benchmarks, criteria and performance metrics upon which executive compensation such as base salary, annual bonuses, equity compensation and other benefits are based. The Compensation Committee also has the mandate to annually review the Corporation’s compensation policies and practices to consider whether they are aligned with the Corporation’s risk management principles and whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether any of the Corporation’s compensation policies or practices might present or could give rise to material risks to the Corporation, or otherwise affect the risks faced by the Corporation and management of those risks.

All members of the Compensation Committee have direct experience that is relevant to their responsibilities in executive compensation, as set out below:

•	Richard M. Glickman, the Chair of the Compensation Committee, currently serves as the Chief Executive Officer and Chairman of the Board for Aurinia Pharmaceuticals. He previously was co-founder, Chairman and Chief Executive Officer of Aspreva Pharmaceuticals, or Aspreva. Prior to establishing Aspreva, Dr. Glickman was the co-founder and Chief Executive Officer of StressGen Biotechnologies Corporation. Dr. Glickman sits on a variety of private and public boards and has served on numerous compensation committees. Dr. Glickman has participated in the design, establishment and implementation of executive compensation and benefit programs and also participated in, and overseen, the design, establishment and implementation of compensation and benefit programs for non-executive employees. In Dr. Glickman’s executive leadership roles, the Vice-President of Human Resources reported to him. He also has direct experience in performance management of executive, senior level and rank-and-file employees in small and larger organizations. In his role as a manager and motivator of people, he has experience in establishing, monitoring and evaluating strategic and annual personnel and group performance objectives.
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•	Mark H. Corrigan was formerly the Chief Executive Officer of Zalicus Inc., prior to its merger with Epirus Biopharmaceuticals Inc. In prior executive roles, Dr. Corrigan participated in the design, establishment and implementation of executive compensation and benefit programs and also participated in, and oversaw, the design, establishment and implementation of compensation and benefit programs for non-executive employees. In Dr. Corrigan’s executive leadership roles, he has had direct experience in performance management of executive, senior level and rank and file employees in small and larger organizations. In his role as a manager and motivator of people, he has experience in establishing, monitoring and evaluating strategic and annual personnel and group performance objectives. Dr. Corrigan is also the Chair of the Corporation’s Corporate Governance and Nomination Committee.

•	Arthur H. Willms was the President and Chief Operating Officer of Westcoast Energy Inc. In prior executive roles, Mr. Willms participated in the design, establishment and implementation of executive compensation and benefit programs and also participated in, and oversaw, the design, establishment and implementation of compensation and benefit programs for non-executive employees. In Mr. Willms’ executive leadership roles, he has had direct experience in performance management of executive, senior level and rank and file employees in small and larger organizations. In his role as a manager and motivator of people, he has experience in establishing, monitoring and evaluating strategic and annual personnel and group performance objectives. Mr. Willms is also the Chair of the Corporation’s Audit Committee.

Compensation Discussion and Analysis

Compensation Program and Strategy

The success of the Corporation depends on the talent and efforts of its employees and the leadership and performance of its executives. The Corporation believes that it is in the shareholders’ interest that the compensation program is structured in a manner that makes the attraction, retention and motivation of the highest quality employees a reality.

The Compensation Committee is charged, on behalf of the Board of Directors, to develop, review and approve compensation policies and practices applicable to executive officers, including determining the benchmarks, criteria and performance metrics upon which executive compensation such as base salary, annual cash incentive, equity compensation and other benefits are based. As described below, the Compensation Committee approves the compensation of each of our Named Executive Officers (“NEOs”). In 2016, our NEOs were:

1.	Dr. William Hunter, President and Chief Executive Officer
2.	Ms. Jennifer Archibald, Chief Financial Officer(1)
3.	Ms. Sheila Grant, Chief Operating Officer
4.	Mr. Hugues Sachot, Senior Vice President, Sales(2)
5.	Mr. David McMasters, Corporate General Counsel

Notes:

(1)	Ms. Archibald was Chief Financial Officer from September 20, 2012 to May 15, 2017, at which time she was appointed Chief Business Operations Officer. On May 15, 2017, Justin Renz assumed the position of Chief Financial Officer, replacing Ms. Archibald.
(2)	Mr. Sachot was Senior Vice President, Sales from June 22, 2015 to May 15, 2017, at which time he was appointed Chief Commercial Officer.

The Corporation’s executive compensation program and strategy is designed to (i) be competitive in order to help attract and retain the talent needed to lead and grow the Corporation’s business, (ii) provide a strong incentive for executives and key employees to work toward achievement of the Corporation’s goals and strategic objectives and (iii) ensure that the interests of management and shareholders of the Corporation are aligned. To further these objectives, the Compensation Committee designs pay and performance systems that reflect the level of job responsibility, and incumbent specific considerations while aligning the Corporation’s compensation programs with those of similarly complex specialty pharmaceutical, and biotechnology companies. It also aligns pay-for-performance-based compensation programs to the achievement of objectives that will drive future success and enhance shareholder value by linking a significant portion of executive annual awards to overall corporate performance and attainment of specific value enhancing goals.

The Corporation’s compensation program and strategy for its executive officers consists primarily of three main elements: base salary, an annual cash incentive and equity-based compensation, currently consisting of grants of incentive stock options and RSUs or phantom share units for executive officers residing in France.

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Base salary is intended to provide a base compensation that reflects the executive’s experience and responsibilities and which is competitive with salaries of executives with similar responsibilities and experience at comparable companies, particularly pharmaceutical and biotechnology companies. Base salary provides regular compensation for assuming the responsibilities of the position and is paid in cash.

Annual cash incentives and equity-based compensation are intended to provide a greater incentive for executives to work toward achievement of the Corporation’s goals and strategic objectives, reward the achievement of short-term and long-term goals and objectives of the Corporation, and to better align the compensation of the Chief Executive Officer, other executives and key employees with the long-term interests of shareholders. They are awarded annually on a discretionary basis by the Board, based on the recommendations of and subjective assessment by the Compensation Committee, regarding the Corporation’s success in creating shareholder value, and the achievement by the Corporation and the executives of various objectives. The short-term incentive portion of compensation, payable in cash, is determined following the end of each financial year and is designed to motivate and reward executives for the achievement of the Corporation’s short-term goals and objectives. The Corporation’s equity-based compensation, currently payable by the grant of incentive stock options and RSUs, is awarded on a prospective, going-forward basis, to motivate and reward executives for the achievement of long-term performance of the Corporation and to retain key employees, rather than as compensation for performance in the prior year. In general, past discretionary awards of stock options are taken into account when making discretionary awards of stock options or RSUs in subsequent years. In addition, such awards may be made in situations where the Compensation Committee determines the executive compensation for certain executives and other personnel, including equity-based compensation, is low compared to comparable companies and that equity-based compensation for certain executives and other employees should be increased, in order to assist the Corporation to retain and attract key executive talent, and to further align the compensation of the executive officers and other key employees with the long-term interests of shareholders. The Corporation’s Incentive Stock Option Plan is described in more detail below. The Corporation does not have a formal policy for allocating between long-term and currently paid compensation or for allocating between cash and non-cash compensation or among different forms of compensation. The Compensation Committee responds to current circumstances when determining the pay mix each year.

Role of Executive Officers in Compensation Decisions

The Compensation Committee assesses the performance of the Chief Executive Officer and makes recommendations to the Board, and the Board makes all decisions regarding his compensation. The Compensation Committee consults with and receives input and recommendations from the Chief Executive Officer regarding the performance, assessment and compensation of the other executive officers, and makes recommendations to the Board for approval regarding the compensation of such executives. Although the Compensation Committee generally considers recommendations of the Chief Executive Officer, decisions are made by the Compensation Committee and the Board and may reflect factors and consideration other than information and recommendations provided by the Chief Executive Officer.

Setting Executive Compensation

Performance goals are typically determined early in the year for each executive officer, and relate to matters which assist and help facilitate the Corporation’s overall strategic goals and objectives. These performance goals are assessed by the Compensation Committee and can be altered at the discretion of the Compensation Committee, if appropriate, due to changes in business factors or conditions.

In general, the Corporation annually determines the corporate objectives for each year during the first quarter of the fiscal year. Following the end of the year, the Compensation Committee assesses such objectives and, based on such assessment, the Compensation Committee determines an aggregate incentive value for each executive officer. The Compensation Committee then recommends to the Board discretionary awards of annual cash incentive bonuses, discretionary grants of stock options under the Incentive Stock Option Plan and discretionary grants of RSUs under the RSU Plan for the Chief Executive Officer and other executive officers of the Corporation.

The awarding of annual cash incentives and equity-based compensation is subject to the discretion of the Compensation Committee and the Board, exercised annually, as more fully described herein, and is at risk and not subject to any minimum amount. Furthermore, if the Compensation Committee determines that the compensation of the Corporation for certain executives and other personnel, including equity-based compensation, is low compared to comparable companies, the Compensation Committee may determine to award equity-based compensation to assist the Corporation in retaining and attracting key executive talent and to further align the compensation of the executive officers and other key employees with long-term interests of shareholders. The Compensation Committee and the Board may also, in their discretion, adjust weighting to objectives for the Chief Executive Officer or other executives, and, in their discretion, determine to award a higher or lower annual incentive value to one or more executive officers than achievement of applicable corporate objectives might otherwise suggest, based on their assessment of the challenges and factors that might have impacted the ability to achieve the objective or attain the highest assessment ranking, or other factors such as rewarding individual performance or recognizing the ability (or inability) of the Corporation to achieve its goals and strategic objectives and create shareholder value. Factors that the Compensation Committee and Board may consider, among other things, in exercising such discretion, include risk management and regulatory compliance, performance of executive officers in managing risk and whether payment of the incentive compensation might present or could give rise to material risks to the Corporation or otherwise affect the risks faced by the Corporation, and management of those risks.

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As part of its review of management compensation and incentive programs, the Compensation Committee periodically retains external independent consultants to review and provide benchmark data of a comparator group of publicly listed companies. Such comparator groups usually include Canadian and U.S. companies in the biotechnology and pharmaceutical industries with a market capitalization in the range of approximately ½ to 2 times the Corporation’s market capitalization that represent companies within the same industry and of a similar size, geographic reach, ownership structure, complexity and business characteristics as the Corporation so as to be appropriate for purposes of benchmarking executive compensation and assessing whether the Corporation’s executive compensation is competitive, in the interest of attracting and retaining key executives. In assessing the general competitiveness of the compensation of the Corporation’s Chief Executive Officer, Chief Financial Officer and the Corporation’s three other most highly compensated NEOs, the Compensation Committee considers base salary, total cash compensation and total direct compensation (including the value of long term incentives) relative to a comparator group.

In 2014, the Compensation Committee engaged Mercer, a Marsh & McLennan company, to assist in a comprehensive benchmarking analysis on the total direct compensation (base salary, annual short and long-term incentives) for the NEOs. The Compensation Committee considered the advice from Mercer, where appropriate, but also performed its own assessment of competitive compensation requirements to establish the total direct compensation for the NEOs for 2016. In 2017, the Compensation Committee again engaged Mercer to assist in a benchmarking analysis of total direct compensation and will consider the results in future compensation assessments. It is likely that the Corporation’s executive compensation strategy, programs and arrangements for executives and non-management directors will continue to evolve and be revised in the future as a result of further periodic reviews and assessments by the Compensation Committee and changes in circumstances of the Corporation.

Executive Compensation-Related Fees

In addition to the consulting services provided by Mercer, management may in certain years purchase Mercer’s annual compensation survey for use in assisting in the compensation review of non-executive officers. The Compensation Committee mandate requires that the Compensation Committee must pre-approve other services Mercer or any of its affiliates, or other compensation consultants that may be retained by the Compensation Committee, provide to the Corporation at the request of management. Mercer was first retained to provide compensation services to the Corporation or the Compensation Committee in 2007. The Compensation Committee understands that Mercer has established safeguards to maintain the independence of its executive compensation consultants which include compensation protocols, internal reporting relationships and formal policies to prevent potential conflicts of interest. Fees billed by Mercer, or any of its affiliates, for services relating to director and executive compensation provided by Mercer in 2016 were nil (2015 - $20,050).

In addition to advice obtained from compensation consultants, the Compensation Committee undertakes its own assessment of the competitiveness of the Corporation’s compensation and incentive programs, based on information obtained from such consultants and other information that may be available to the Compensation Committee. Decisions as to compensation are made by the Compensation Committee and the Board and may reflect factors and considerations other than the information and, if applicable, recommendations provided by compensation consultants.

2016 Executive Compensation Elements

For the year ended December 31, 2016, the principal components of compensation for the Corporation’s NEOs were: base salary, annual cash incentive bonus program and equity-based incentive program.

In general, the Corporation targets to achieve competitive compensation based on a comparator group. Individual elements comprise base salary, total cash compensation (base salary plus short-term incentive pay), and total direct compensation (total cash compensation plus long-term incentive awards). The elements of compensation are targeted to be approximately at the 50th percentile of the comparator group when applicable, in the discretion of the Compensation Committee. However, the Compensation Committee exercises discretion in adjusting individual components of compensation with a goal of total direct compensation approximating the 50th percentile of the comparator group.

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Base Salary

The base salary levels for the NEOs are based on the executive’s overall experience and responsibilities and are reviewed annually. The salaries are determined after considering the salary levels of other executives with similar responsibilities and experience and comparing salary levels of comparable executives at comparable companies, with particular emphasis on pharmaceutical and biotechnology companies. The salaries of the NEOs, other than the Chief Executive Officer, are determined primarily on the basis of the Compensation Committee’s review of the Chief Executive Officer’s assessment of each executive officer’s performance during the prior year. The salaries for the NEOs are approved by the Board based on the recommendation of the Compensation Committee, together with recommendations from the Chief Executive Officer. External sources and advisors are consulted from time to time when the Compensation Committee considers it necessary or desirable.

Annual Cash Incentive Bonus Program

The annual cash incentive bonus program generally provides a performance-based cash incentive to NEOs. The program awards for individual performance that leads to the achievement of annual corporate objectives.

The executive officers, in the discretion of the Compensation Committee and the Board, are entitled to receive a target annual cash incentive bonus value, which is expressed as a percentage of base salary. The annual cash incentive bonus value for each of the NEOs varies, and ranges between 40% to 100% of base salary. However, the actual annual cash incentive bonus that each NEO receives can be higher or lower than the target value based on the formula for determining the amount of actual annual cash incentive bonus that each NEO may be entitled to under the program, and which may be subject to, and in the discretion of the Compensation Committee and the Board, further adjustments.

The formula for determining the amount of annual cash incentive bonus value that each NEO may be entitled to receive was generally as follows:

Base Salary	x	Bonus Target %	x	Corporate Performance Result	x	Individual Performance Result

At the beginning of 2016, key corporate objectives were set by the Board of Directors to represent a broad range of activities that span the Company’s global business. The 2016 corporate objectives were as set out on the table below. In determining the corporate performance result, the corporate objectives are weighted to reflect the relative priority, importance and impact of each objective on the Company’s success. Objectives are set with targets that represent significant “stretch” goals for the organization.

After the year-end results are compiled, performance relative to the corporate objectives is measured to determine a corporate performance result. The Board of Directors gives consideration to how challenging each goal was and considers other business, commercial and organizational factors that may have impacted achievement of the goals in arriving at its final assessment of the corporate performance result.

The individual performance result is based on each NEO’s achievement of his functional and individual goals (set at the beginning of each year) and demonstrated leadership competencies as assessed by the Chief Executive Officer and Compensation Committee. The CEO’s individual goals are generally the same as the corporate objectives. The other NEOs functional and individual goals contain a spectrum of commercial, financial, technical, scientific and special project goals specific to the NEO’s area of responsibility. The Compensation Committee and CEO do not use quantitative targets and formulas to assess individual executive performance. The Compensation Committee determines the individual performance result of the Chief Executive Officer and approves the recommendations made by the Chief Executive Officer for the individual performance result of the other NEOs.

The amount determined pursuant to the formula was intended to be guidance for the Compensation Committee’s consideration. The Compensation Committee may, in its discretion, determine that an annual incentive value in the amounts determined pursuant to the formula, lesser or greater amounts, or no annual incentive amount at all, will be awarded.

For 2016, the objectives and relative achievements of those objectives were:

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Area	Goal	Corporate Performance Result
Commercial	Revenue targets and new product launch targets	Overachieved
Operations	Regulatory filing/approval and manufacturing cost reduction targets	Partially achieved
Finance	Fund raising and EBITDA targets	Overachieved
Business development	Product additions	Overachieved

The 2016 corporate performance result was determined by the Compensation Committee after reviewing the results for each 2016 objective. The Compensation Committee determined that a 100% score appropriately reflected the Company’s overall corporate performance result against its targeted achievement level.

For 2016, the Compensation Committee awarded the NEOs an incentive bonus of 95% of their individual bonus targets.

The NEOs received cash incentive bonuses for 2016 in the amounts set out in the following table.

Summary Of Executive Cash Incentive Bonuses For 2016 Fiscal Year

Employee	Base Salary(1)	Cash Bonus
William Hunter	$669,500	$669,500
Jennifer Archibald	$325,000	$104,000
Sheila Grant	$290,000	$104,000
Hugues Sachot	$439,830(2)	$158,339(2)
David McMasters	$397,440(3)	$143,078(3)
Total	$2,121,770	$1,178,917

(1)	Reflects annual base salaries in effect in 2016. All dollar amounts are reflected in Canadian dollars.
(2)	The exchange rate used for conversion of EURO into Canadian dollars was EUR 1.00 = Cdn $1.4661, being the annual average of the European Central Bank rates for 2016.
(3)	The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn. $1.3248, being the annual average of the Bank of Canada rates for 2016.

The Compensation Committee determined, and the Board accepted and approved, a cash incentive bonus pool in the amount of $696,214 in respect of 2016 that may be paid to the Corporation’s non-executive employees at the discretion of the Chief Executive Officer. The Corporation has a discretionary bonus plan for non-executive employees. The non-executive employees, in the discretion of the Compensation Committee and the Board, are entitled to receive a target annual cash incentive bonus value, which is expressed as a percentage of base salary. The annual cash incentive bonus value is based upon the achievement of corporate objectives approved by the Board and the individual performance of each non-executive employee. The Compensation Committee may, in its discretion, determine that an annual incentive value in the amounts determined pursuant to the formula, lesser or greater amounts, or no annual incentive amount at all, will be awarded.

Equity-Based Incentives

The Board and the Compensation Committee believe that in order to (i) assist the Corporation in attracting and retaining management and key employees and non-management directors and providing such employees and directors with incentive to continue in the service of the Corporation, (ii) create a greater commonality of interests between such employees and directors and the shareholders of the Corporation through incentive compensation based on the value of the Corporation’s Common Shares and (iii) where appropriate, provide such employees and directors an incentive to create or realize value for shareholders of the Corporation through potential partnership opportunities, licensing transactions or alternative strategies, the compensation of executive officers, other key employees and non-management directors should include equity-based compensation that is at least competitive with peer companies, including the comparator group. The Corporation’s equity-based compensation currently is made in the form of stock options granted under the Incentive Stock Option Plan and RSUs granted under the RSU Plan.

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The Corporation does not have share ownership guidelines or share retention requirements for directors or executive officers. The Corporation does not have a policy which prohibits executive officers or directors purchasing financial instruments for the purpose of hedging or offsetting a decrease in market value of the Corporation’s equity securities. None of the NEOs or directors purchased any such instruments during the most recently completed financial year or hold any such instruments.

The Compensation Committee and the Board remain committed to the motivation and reward of executives for the long-term performance of the Corporation and the retention of key employees of the Corporation and will continue to seek ways to assure the alignment of the Corporation’s compensation program and strategy with shareholder interests.

Incentive Stock Option Plan

The Incentive Stock Option Plan was approved by shareholders of the Corporation in May 2001 and was subsequently amended in May 2002, May 2004, June 2006, September 2007, May 2010, June 2013 and June 2014. Under the Incentive Stock Option Plan, the Board may, in its discretion, grant options to purchase Common Shares to directors, officers, employees, contractors and consultants of the Corporation or any of its subsidiaries. In addition, the Chief Executive Officer, provided he or she at such time is a director of the Corporation, may in his or her discretion, subject to certain limitations and periodic review of the Compensation Committee, grant options to purchase Common Shares to employees of the Corporation or any of its subsidiaries. The exercise price of options granted under the Incentive Stock Option Plan is established at the time of grant and must be not less than the closing price of the Common Shares on the TSX immediately preceding the date of the grant. Options granted prior to July 27, 2007 must be exercised no later than six years after the date of the grant and options granted after July 27, 2007 must be exercised no later than five years after the date of grant, provided that the expiry date of any option that expires during a trading blackout shall be extended to the tenth business day after the end of such blackout period. The vesting terms of options are established at the time of grant. For a more complete description of the Incentive Stock Option Plan, please see “Securities Authorized for Issuance Under Equity Compensation Plans - Incentive Stock Option Plan”.

As described above, the Corporation makes annual grants of options under the Incentive Stock Option Plan on a prospective, going-forward basis. The options granted to executive officers and other key employees are typically granted by the Board, based on the recommendations of the Compensation Committee. In addition, grants of options are also made to non-management directors. In determining whether or not to make option grants, the Board, the Compensation Committee and the Chief Executive Officer take into account previous and other awards of equity-based compensation to the grantees and others. In granting options both to executive officers and other employees, as well as non-management directors, the Board, based on the recommendations of the Compensation Committee, determines the value that the Board wishes to grant as equity-based compensation and then determines the number of the options to be granted based on the estimated fair value of the options. The fair value of the options is calculated based on a standard Black-Scholes-Merton model, which the Compensation Committee and the Board conclude produces a meaningful and reasonable estimate of fair value.

The number of stock options granted to the NEOs in 2016 was as follows:

William Hunter	250,000
Jennifer Archibald	75,000
Sheila Grant	75,000
Hugues Sachot	-
David McMasters	75,000

RSU and Phantom Share Unit Plan

The RSU Plan was approved by shareholders of the Corporation on May 9, 2014. Pursuant to the RSU Plan, the Board may, in its discretion, award RSUs to directors, employees and eligible consultants of the Corporation or any of its subsidiaries. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria.

The RSU Plan was established to assist the Corporation in the recruitment and retention of highly qualified employees and consultants by providing a means to reward superior performance, to motivate participants under the RSU Plan to achieve important corporate and personal objectives and, through the issuance of share units to participants under the plan, to better align the interests of participants with the long-term interests of shareholders.

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A Phantom Share Unit Plan (“PSU Plan”) was established to assist the Corporation in the recruitment and retention of highly qualified employees and consultants by providing a means to reward superior performance, to motivate participants under the PSU Plan to achieve important corporate and personal objectives and, through the issuance of Phantom Share Units (“PSUs”) to participants under the PSU Plan, to better align the interests of participants with the long-term interests of shareholders. Only employees and consultants that are not eligible for RSUs in their local jurisdiction are eligible under the PSU plan. No PSUs shall be paid out or settled by the issuance or provision of shares or any other securities of the Corporation. Each PSU awarded conditionally entitles the participant to receive the cash equivalent of the closing market value of the units upon the attainment of the PSU vesting criteria.

RSUs were not granted to NEOs in 2016. The number of PSUs granted to the NEOs in 2016 was as follows:

William Hunter	-
Jennifer Archibald	-
Sheila Grant	-
Hugues Sachot	25,596
David McMasters	-

Compensation Risk Review

The Compensation Committee has reviewed the Corporation’s compensation policies and practices and considered whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether any of the Corporation’s compensation policies or practices might present or could give rise to the material risks to the Corporation or otherwise affect the risks faced by the Corporation, and management of those risks. The Compensation Committee intends to conduct such a review on an annual basis.

The mandate of the Board includes, as part of its ongoing stewardship functions, identifying and documenting the financial risks and other risks the Corporation must face in the course of its business, and ensuring that such risks are appropriately managed, and that appropriate processes for risk assessment, management and internal control are in place. In connection with its review, the Compensation Committee considers the financial and other risks identified by the Board, as well as the Corporation’s internal controls and other policies and practices for management of such risks and, in particular, considers whether there may be any risks arising from the Corporation’s compensation policies and practices that may reasonably be likely to have a material effect on the Corporation.

The Compensation Committee believes that the Corporation’s compensation policies and practices encourage and reward prudent and responsible actions and appropriate risk taking over the long term to increase shareholder value, and should not lead to irresponsible or excessive risk taking which may have potential to increase short term revenues or profits at the expense of achieving the Corporation’s long-term strategic goals and objectives. The Compensation Committee has concluded that any risks arising from the Corporation’s employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Corporation. The Compensation Committee will periodically reassess risk if compensation policies should change as a result of business needs.

As part of its consideration and deliberations, the Compensation Committee considered, among other things, the following:

•	The role and responsibilities of senior management in risk assessment, risk management and internal controls.
•	The role of the Board in identifying the risks the Corporation faces and ensuring that such risks are appropriately managed.
•	The corporate and personal objectives that are considered and assessed as part of the determination of the amount of the annual incentive amount for executive officers and whether such objectives are likely to motivate executives and employees to take appropriate and responsible risks which are consistent with long-term growth of the Corporation, and not encourage irresponsible or excessive risks which have the potential to increase short term revenues or profits at the expense of achieving the Corporation’s long-term strategic goals and objectives.

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•	The extent to which the Corporation’s compensation policies and practices include effective risk management and regulatory compliance as part of the performance metrics used in determining compensation. As discussed above, risk assessment and risk management are included as part of the Compensation Committee’s assessment of performance of executive officers for purposes of determining the annual incentive value to which executive officers may be entitled, and in exercising discretion in determining the amounts of such annual incentive values.

•	The extent to which the Corporation’s compensation expense to executive officers is a significant percentage of the Corporation’s revenues.
•	The extent to which incentive compensation may be awarded by the Corporation upon accomplishment of tasks where risks to the Corporation from such tasks may extend over a significantly longer time period.

•	The extent to which the Corporation’s executive compensation policies and practices may reward short-term rather than long-term objectives.
•	The maximum annual incentive value that senior executives are entitled to receive, subject to and in the discretion of the Compensation Committee and Board.
•	Policies and practices the Corporation uses to identify and mitigate compensation policies and practices that could encourage executive officers and other employees to take inappropriate or excessive risks, including the Corporation’s executive compensation clawback policy.

Executive Compensation Clawback Policy

In April 2010, the Board adopted a policy pursuant to which, in the event the Corporation’s financial results as reflected in previously issued financial statements are required to be materially restated and the Compensation Committee or the Board determines that the need for the restatement was caused or substantially caused by fraud or misconduct of one or more executives of the Corporation, the Compensation Committee or the Board will review all performance-based incentive compensation awarded to executives that are attributable to performance during the period or periods restated, and determine whether the restated results would have resulted in the same performance-based compensation for the executives. If not, the Compensation Committee or the Board may, in its discretion, subject to applicable law, considering the facts and circumstances surrounding the restatement and other facts or circumstances the Compensation Committee or the Board considers appropriate, direct that the Corporation seek to recover all or a portion of cash incentive bonus payments made to one or more executives in respect of any financial year in which the Corporation’s financial results are negatively affected by such restatement. In addition, the Compensation Committee or the Board may, in those circumstances, in its discretion, withhold future awards of incentive compensation that might otherwise be awarded to the executives.

Performance Graph

The following table and graph compare the cumulative total shareholder return on $100 invested in Common Shares of the Corporation with $100 invested in the S&P/TSX Composite Index from December 31, 2011 to December 31, 2016 (the Corporation’s most recent financial year end). All dollar amounts are reflected in Canadian dollars.

Year End	2011	2012	2013	2014	2015	2016

COM	$100.00	$14.55	$50.00	$79.70	$83.06	$27.99
S&P/TSX Composite Index	$100.00	$104.00	$113.94	$122.39	$108.82	$127.88

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The trend in overall compensation paid to the NEOs over the past five years has generally not tracked the performance of the market price of the Common Shares, nor has it tracked the S&P/TSX Composite Index during the period. The Corporation has not included market price targets of the Common Shares as a component of the Corporation’s executive compensation program and strategy.

Compensation of Executive Officers

The following table provides a summary of the total compensation earned during the years ended December 31, 2016, December 31, 2015 and December 31, 2014 for the each of the Corporation’s NEOs.

Summary Compensation Table(1)

					Non-equity incentive plan compensation
Name and principal position	Fiscal Year	Salary ($)	Share-based awards ($)(2)	Option-based awards ($)(3)	Annual incentive plans ($)(4)	Long-term incentive plans ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
William L. Hunter President and Chief Executive Officer(5)	2016	669,500	Nil	663,892	669,500	Nil	Nil	Nil	2,002,892
	2015	669,500	399,534	684,962	468,650	Nil	Nil	Nil	2,222,646
	2014	650,000	Nil	472,236	520,000	Nil	Nil	Nil	1,642,236
Jennifer Archibald Chief Financial Officer(6)	2016	325,000	Nil	199,168	104,000	Nil	Nil	Nil	628,168
	2015	325,000	98,740	172,294	91,000	Nil	Nil	Nil	687,034
	2014	275,000	Nil	118,059	96,250	Nil	Nil	Nil	489,309
Sheila M. Grant Chief Operating Officer(7)	2016	290,000	Nil	199,168	104,000	Nil	Nil	Nil	593,168
	2015	290,000	98,740	172,294	81,200	Nil	Nil	Nil	642,234
	2014	240,000	Nil	118,059	55,500	Nil	Nil	Nil	413,559
Hugues Sachot Senior Vice President, Sales(8)	2016	439,830	173,837	Nil	158,339	Nil	Nil	Nil	772,006
	2015	425,460	98,740	195,050	119,129	Nil	Nil	Nil	838,379
	2014	294,617	Nil	100,836	112,642	Nil	Nil	Nil	508,095
David McMasters Corporate General Counsel(9)	2016	397,440	Nil	190,380	143,078	Nil	Nil	Nil	730,898
	2015	383,610	98,740	195,050	107,411	Nil	Nil	Nil	784,811
	2014	248,513	Nil	112,644	71,793	Nil	Nil	Nil	432,950
Notes:
(1)	All dollar amounts in the Summary Compensation Table and footnotes are reflected in Canadian dollars. The average rates of exchange used to convert U.S. dollar amounts to Canadian dollar amounts for the respective fiscal years were: 2016 - 1.3248 ; 2015 - 1.2787 ; 2014 -1.1045.
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(2)	Share-based awards represent the fair value of RSUs granted in the year under the Restricted Share Unit Plan. The fair value of the RSUs is calculated as the number of RSUs granted multiplied by the grant date fair market value. The cost is amortized straight-line rateably over the life of the grant.
(3)	Option-based awards represent the fair value of stock options granted in the year under the Incentive Stock Option Plan. The fair value of stock options granted is calculated as of the grant date using the Black-Scholes option pricing model. Under this method, the weighted average fair value of stock options granted to the NEOs in 2016 was $2.58 ; 2015 - $5.92; 2014 - $5.06 using the following assumptions:

	2016	2015	2014
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	62.1%	77.2%	88.1%
Risk-free interest rate	0.6%	0.6%	1.0%
Expected life of options (in years)	3.0	3.3	3.0

There is no dividend yield because the Corporation does not pay, and does not intend to pay, cash dividends on the Common Shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from government bond yields with a term equal to the expected term of the options being valued. The expected life options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behaviour. We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation accordingly.

(4)	Non-equity annual incentive plan compensation relates to discretionary cash bonuses that were granted to NEOs for the respective fiscal years.
(5)	Dr. Hunter was appointed interim Chief Executive Officer of the Corporation on July 3, 2012 and Chief Executive Officer of the Corporation on a full-time basis in March 2013. He served on the Board of Directors as an independent director until his appointment as interim Chief Executive Officer on July 3, 2012 and has served since that time as a non-independent director. Dr. Hunter did not receive any fees relating to his position as a director in 2014, 2015 or 2016.
(6)	Ms. Archibald was Chief Financial Officer from September 20, 2012 to May 15, 2017, at which time she was appointed Chief Business Operations Officer.
(7)	Ms. Grant was appointed Chief Operating Officer on March 26, 2013.
(8)	Mr. Sachot was Senior Vice President, Sales from June 22, 2015 to May 15, 2017, at which time he was appointed Chief Commercial Officer.
(9)	Mr. McMasters was appointed Corporate General Counsel on November 1, 2012.

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Outstanding Option-Based and Share-Based Awards

The following tables set forth, for each NEOs, all of the option-based and share-based grants and awards outstanding on December 31, 2016.

Option-based awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options as at Dec. 31, 2016
	(#)	($)		($)
William L. Hunter	200,000	2.45	7/3/2017	260,000
	200,000	1.65	3/20/2018	420,000
	100,000	8.23	8/13/2019	Nil
	130,000	10.35	3/26/2020	Nil
	250,000	6.15	6/21/2021	Nil
Jennifer Archibald	50,000	1.70	8/8/2017	102,500
	15,000	1.65	3/20/2018	31,500
	25,000	8.23	8/13/2019	Nil
	32,700	10.35	3/26/2020	Nil
	75,000	6.15	6/21/2021	Nil
Sheila M. Grant	20,000	1.70	12/11/2017	41,000
	40,000	5.10	11/20/2018	Nil
	25,000	8.23	8/13/2019	Nil
	32,700	10.35	3/26/2020	Nil
	75,000	6.15	6/21/2021	Nil
Hugues Sachot	10,000	1.65	3/20/2018	21,000
	40,000	5.10	11/20/2018	Nil
	15,000	8.23	8/13/2019	Nil
	32,700	10.35	3/26/2020	Nil
David McMasters	35,000	1.70	12/11/2017	71,750
	12,000	1.65	3/20/2018	25,200
	20,000	8.23	8/13/2019	Nil
	32,700	10.35	3/26/2020	Nil
	75,000	6.41(1)	6/21/2021	Nil

Share-based awards
Name	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
	(#)
William L. Hunter	26,204	98,265	Nil
Jennifer Archibald	6,476	24,285	Nil
Sheila M. Grant	6,476	24,285	Nil
Hugues Sachot	32,072	120,270	Nil
David McMasters	6,476	24,285	Nil

(1)	These stock options were granted in U.S. dollars. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn. $1.3248, being the annual average of the Bank of Canada rates for 2016.

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Value Vested or Earned During Fiscal 2016

The following table sets forth, for each NEO, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the year ended December 31, 2016.

Name	Option-based awards - Value vested during 2016 ($)	Share-based awards - Value vested during 2016 ($)	Non-equity incentive plan compensation - Value earned during 2016 ($)
William L. Hunter	60,173	82,019	669,500
Jennifer Archibald	7,243	20,270	104,000
Sheila M. Grant	12,115	20,270	104,000
Hugues Sachot	17,061	20,270	158,339
David McMasters	5,709	20,270	143,078

Pension Plan Benefits

The Corporation does not provide retirement benefits for directors and officers.

Employment Contracts with Named Executive Officers

The Corporation has entered into employment agreements with each of the NEOs listed below.

William Hunter

On July 3, 2012, Dr. William Hunter was appointed interim Chief Executive Officer and President of the Corporation and was to devote his best efforts and at least 60% of all of his business time to the performance of his duties. In March 2013, Dr. Hunter was appointed full-time President and Chief Executive Officer. With this appointment, Dr. Hunter’s annual salary was increased to $550,000. In addition, Dr. Hunter was granted 150,000 incentive stock options which vest over three years on the last day of each month in equal instalments, commencing from the date of grant, and 50,000 incentive stock options which will vest only if certain performance condition is met. Effective January 1, 2014, Dr. Hunter’s annual salary was increased to $650,000. In August 2014, Dr. Hunter was granted 100,000 incentive stock options which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Under an employment agreement dated January 1, 2015, Dr. Hunter’s annual salary was increased to $669,500. In 2015, Dr. Hunter was granted 130,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. There was no change to Dr. Hunter’s salary in 2016. In 2016, Dr. Hunter was granted 250,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Dr. Hunter is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Corporation and Dr. Hunter are met. He is entitled to six weeks of paid vacation each year. Dr. Hunter’s salary is reviewed annually by the Corporation.

Jennifer Archibald

Ms. Jennifer Archibald was Chief Financial Officer of the Corporation from September 20, 2012 to May 15, 2017 at which time she was appointed Chief Business Operations Officer. On January 1, 2013, Ms. Archibald’s annual salary was increased to $250,000. Effective January 1, 2014, Ms. Archibald’s annual salary was increased to $275,000. On January 1, 2015, Ms. Archibald’s annual salary was increased to $325,000. There was no change to Ms. Archibald’s salary in 2016. Ms. Archibald received grants of 15,000, 25,000, 32,700 and 75,000 incentive stock options in 2013, 2014, 2015 and 2016, respectively, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Ms. Archibald is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Corporation and Ms. Archibald are met. She is entitled to six weeks of paid vacation each year. Ms. Archibald’s salary is reviewed annually by the Corporation.

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Sheila Grant

Ms. Sheila Grant was appointed Chief Operating Officer of the Corporation on March 26, 2013, devoting 80% of her business time to perform her duties, in consideration for an annual salary of $228,000. Effective January 1, 2014, Ms. Grant’s annual salary was increased to $240,000 and on January 1, 2015, Ms. Grant’s annual salary was increased to $290,000. There was no change to Ms. Grant’s salary in 2016. Ms. Grant received grants of 40,000, 25,000, 32,700 and 75,000 incentive stock options in 2013, 2014, 2015 and 2016, respectively, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Ms. Grant is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Corporation and Ms. Grant are met. She is entitled to six weeks of paid vacation each year. Ms. Grant’s salary is reviewed annually by the Corporation.

Hugues Sachot

On December 31, 2013, Mr. Hugues Sachot was appointed Senior Vice President, International. Mr. Sachot received an annual salary of EUR 280,000 and was entitled to a signing bonus and an annual discretionary performance bonus. Mr. Sachot assumed the position of Senior Vice President, Sales from June 22, 2015 to May 15, 2017, at which time he was appointed Chief Commercial Officer. Effective January 1, 2015, Mr. Sachot’s salary was increased to EUR 300,000. There was no change to Mr. Sachot’s annual compensation in 2016. Mr. Sachot received total grants of 50,000, and 15,000 incentive stock options in 2013 and 2014, respectively, which vest over four years on the last day of each month in equal instalments, commencing from the date of grant. In 2015, Mr. Sachot received a grant of 32,700 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Mr. Sachot is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Corporation and Mr. Sachot are met. Mr. Sachot’s salary is reviewed annually by the Corporation.

David McMasters

On November 1, 2012, Mr. McMasters was appointed Corporate General Counsel. Effective January 1, 2013, Mr. McMasters’ compensation was increased to U.S. $200,000 and effective January 1, 2014, Mr. McMasters’ annual compensation was increased to U.S. $225,000. On January 1, 2015, Mr. McMasters’ annual salary was increased to U.S. $300,000. There was no change to Mr. McMasters’ salary in 2016. Mr. McMasters received grants of 12,000, 20,000, 32,700 and 75,000 incentive stock options in 2013, 2014, 2015 and 2016, respectively, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Mr. McMasters is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Corporation and Mr. McMasters are met. He is entitled to six weeks of paid vacation each year. Mr. McMasters’s salary is reviewed annually by the Corporation.

Estimated Termination Payments

Dr. Hunter, Ms. Archibald, Ms. Grant and Mr. McMasters have employment agreements with indefinite terms and may be terminated by them upon at least 60 days’ written notice, in which case they will be entitled to receive any salary, vacation and bonus owed and expenses incurred up to the date of termination. Should their employment be terminated by the Corporation without cause, they are entitled to receive any salary, vacation and bonus owed and expenses incurred up to the date of termination. In addition, they are entitled to a lump sum severance payment equal to 24 months of salary and one year’s bonus, along with amounts for benefits. Following a change of control of the Corporation, if their employment is terminated by the Corporation for any reason other than for just cause, or, is terminated by Dr. Hunter, Ms. Archibald, Ms. Grant and Mr. McMasters for good reason, as defined by the employment agreement, they are entitled to receive any salary, vacation and bonus owed and expenses incurred up to the date of termination. In addition, they are entitled to a lump sum severance payment equal to 24 months of salary and three year’s bonus, along with amounts for benefits. In all cases, except for termination with cause, all unvested stock options held by Dr. Hunter, Ms. Archibald, Ms. Grant and Mr. McMasters will vest immediately on their last day of employment.

Mr. Sachot’s agreement has an indefinite term and may be terminated by Mr. Sachot upon at least 90 days’ written notice. Should Mr. Sachot’s agreement be terminated by the Corporation without cause, he is entitled to receive any salary and bonus owed and expenses incurred up to the date of termination. In addition, he is entitled to a lump sum severance payment equal to 12 months of salary and all unvested stock options held by Mr. Sachot will vest pursuant to an accelerated schedule over 12 months. Following a change of control of the Corporation, if Mr. Sachot’s agreement is terminated by the Corporation for any reason other than for just cause, he is entitled to receive any salary and bonus owed and expenses incurred up to the date of termination. In addition, he is entitled to a lump sum severance payment equal to twelve months of salary and all unvested stock options held by Mr. Sachot will vest immediately on his last day of employment.

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The table below reflects amounts that would have been payable to each NEO if his or her employment had been terminated on December 31, 2016 either (i) without cause or (ii) following or in connection with a change of control.

	Termination Without Cause			Termination Following Change of Control(1)
Name	Severance ($)	Accelerated Vesting of Options ($)(2)	Continuation of Benefits ($)	Severance ($)	Accelerated Vesting of Options ($)(2)	Continuation of Benefits ($)
William Hunter	1,845,050	105,000	48,000	3,184,050	105,000	72,000
Jennifer Archibald	747,083	-	48,000	1,007,083	-	72,000
Sheila M. Grant	660,233	-	48,000	892,233	-	72,000
Hugues Sachot	439,830(3)	907	-	439,830(3)	907	-
David McMasters	908,371(4)	-	63,590(4)	1,183,650(4)	-	95,386(4)

Notes:

(1)	Represents the amount each NEO would be entitled to receive if his or her employment with the Corporation was terminated upon completion of a change of control.
(2)	Represents the value of unvested in-the-money options that will vest upon termination of employment as at December 31, 2016.
(3)	The exchange rate used for conversion of EURO into Canadian dollars was EUR 1.00 = Cdn $1.4661, being the annual average of the Bank of Canada rates for 2016.
(4)	The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn. $1.3248, being the annual average of the Bank of Canada rates for 2016.

Directors’ and Senior Executives’ Liability Insurance and Indemnity Agreements

The Corporation maintains directors’ and senior executives’ liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. Such insurance provides for an aggregate of US$30,000,000 annual protection against liability (less a deductible of up to US$500,000 payable by the Corporation depending on the nature of the claim). The annual premium paid by the Corporation for this insurance is US$433,000. The Corporation also has entered into indemnity agreements with directors and senior officers of the Corporation to provide certain indemnification to such directors and senior officers, as permitted by the Canada Business Corporations Act.

Compensation of Directors

Director Compensation Table

For the most recently completed fiscal year, each non-management director of the Corporation received total compensation for services provided to the Corporation in his or her capacity as director and/or consultant and/or expert as follows:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
W. James O’Shea(1)	143,192	Nil	52,529(2)	Nil	Nil	Nil	195,721
Richard M. Glickman(3)	135,898	Nil	28,519(4)	Nil	Nil	Nil	164,417
Mark H. Corrigan(5)	156,250	Nil	37,521(2)	Nil	Nil	Nil	193,771
Arthur H. Willms(6)	123,580	Nil	28,519(5)	Nil	Nil	Nil	152,099
Robert J. Meyer	60,450	Nil	37,521(2)	Nil	Nil	Nil	97,971

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Notes:
(1)	Chairman of the Board.
(2)	Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Black-Scholes valuation factor ($3.00). The value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule.
(3)	Chair of the Compensation Committee.
(4)	Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Black-Scholes valuation factor ($2.28). The value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule.
(5)	Chair of the Corporate Governance and Nomination Committee and Chair of the Special Committee.
(6)	Chair of the Audit Committee.

Effective January 2014, the Board, based on a recommendation of the Compensation Committee, increased the annual retainer fee payable to non-management directors, other than the Chair of the Board and the Lead Independent Director, for acting as board members from US$20,000 to US$25,000 and increased the annual retainer payable to the Chair of the Board and the Lead Independent Director from US$50,000 to US$75,000. The additional annual retainer for each of the Chairs of the Audit Committee and GNC Committee was increased from US$17,000 to US$25,000. The Board also increased the amount non-management directors are entitled to receive per teleconference Board or committee meeting from US$1,000 to US$1,500 and for each Board or committee meeting attended in person from US$2,000 to US$3,000. Effective June 21, 2016, the role of Lead Independent Director was eliminated.

Effective June 2014, the GNC Committee was separated into the Compensation Committee and the Corporate Governance and Nomination Committee upon the appointment of a sixth director. The annual retainer payable to the Chair of the Compensation Committee was US$25,000 and the annual retainer payable to the Chair of the Corporate Governance and Nomination Committee was US$15,000.

In granting options to non-management directors, the Board determines the number of Common Shares which the Board wishes the directors to have the right to acquire and then determines the value of the awards which are calculated applying a standard Black-Scholes-Merton model. As part of the amendments to the Incentive Stock Option Plan approved by the Board in March 2010 and by the shareholders of the Corporation in May 2010, an additional limitation was added to the Incentive Stock Option Plan limiting the value of options granted to any individual non-employee director of the Corporation within any calendar year to a maximum of $100,000. The Corporation is seeking approval of certain amendments to the Incentive Stock Option Plan, including additional limits on awards granted to non-employee directors of the Corporation - see “Particulars of Matters to be Acted Upon” above.

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Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each non-management director of the Corporation, all of the option-based and share-based awards outstanding on December 31, 2016.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options as at Dec. 31, 2016	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
	(#)	($)		($)	(#)	($)	($)
W. James O’Shea	19,974	8.23	8/13/2019	Nil	Nil	Nil	Nil
	14,000	11.66	6/22/2020	Nil	Nil	Nil	Nil
	17,500	4.08(1)	8/10/2021	Nil	Nil	Nil	Nil
Richard M. Glickman	22,000	1.70	8/8/2017	45,100	Nil	Nil	Nil
	15,000	5.10	11/20/2018	Nil	Nil	Nil	Nil
	10,000	11.66	6/22/2020	Nil	Nil	Nil	Nil
	12,500	4.01	8/10/2021	Nil	Nil	Nil	Nil
Mark H. Corrigan	14,000	11.66	6/22/2020	Nil	Nil	Nil	Nil
	12,500	4.08(1)	8/10/2021	Nil	Nil	Nil	Nil
Arthur H. Willms	14,000	11.66	6/22/2020	Nil	Nil	Nil	Nil
	12,500	4.01	8/10/2021	Nil	Nil	Nil	Nil
Robert J. Meyer	10,100	12.90(1)	9/25/2020	Nil	Nil	Nil	Nil
	12,500	4.08(1)	8/10/2021	Nil	Nil	Nil	Nil

(1)	These stock options were granted in U.S. dollars. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn. $1.3248, being the annual average of the Bank of Canada rates for 2016.

Value Vested or Earned During 2016 Financial Year

The following table sets forth, for each non-management director of the Corporation, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive compensation during the twelve month period ended December 31, 2016.

Name	Option-based awards - Value vested during 2016 ($)	Share-based awards - Value vested during 2016 ($)	Non-equity incentive plan compensation - Value earned during 2016 ($)
W. James O’Shea	2,588	Nil	Nil
Richard Glickman	6,630	Nil	Nil
Mark H. Corrigan	1,848	Nil	Nil
Arthur H. Willms	1,750	Nil	Nil
Robert J. Meyer	1,375	Nil	Nil

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2016 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

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	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	Options - 2,001,557 RSUs - 119,703	Options - $5.82 RSUs - nil	Options - 1,983,996 RSUs - 677,407
Equity compensation plans not approved by securityholders	-	-	-
Total	Options - 2,001,557 RSUs - 119,703	Options - $5.82 RSUs - nil	Options - 1,983,996 RSUs - 677,407

Summary of Incentive Stock Option Plan (before proposed amendments)

The Incentive Stock Option Plan was approved by shareholders of the Corporation in May 2001 and was subsequently amended or re-approved in May 2002, May 2004, June 2005, June 2006, September 2007, May 2010, June 2013 and June 2014. Pursuant to the Incentive Stock Option Plan, the Board may, in its discretion, grant options to purchase Common Shares to directors, officers, employees, contractors and consultants of the Corporation or any of its subsidiaries. In addition, the Chief Executive Officer of the Corporation, provided the Chief Executive Officer at such time is a director of the Corporation, may in his or her discretion, subject to certain limitations, grant options to purchase Common Shares to employees of the Corporation or any of its subsidiaries.

On June 16, 2014, shareholders approved an amendment to the Incentive Stock Option Plan (the “Amended Plan”) whereby the maximum number of shares available for issue under the Amended Plan is a rolling number equal to 12.5% of the issued Common Shares outstanding at the time of grant. Under the Amended Plan, the maximum number of stock options issuable to insiders continues to be restricted to 10% of the issued and outstanding common shares of the Company.

As at May 17, 2017, options to purchase an aggregate of 2,844,557 Common Shares, representing approximately 8.2% of the issued and outstanding Common Shares on a fully diluted basis (8.9% on a non-diluted basis), are outstanding and unexercised. The remaining number of Common Shares available to be issued pursuant to options granted from and after May 17, 2017 is 1,146,354, representing approximately 3.5% of the issued and outstanding Common Shares on a fully diluted basis (3.6% on a non-diluted basis).

Subject to the provisions of the Incentive Stock Option Plan, the Board or the Chief Executive Officer of the Corporation has authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of options granted under the Incentive Stock Option Plan. The Board or the Chief Executive Officer of the Corporation establishes the exercise price of options granted under the Incentive Stock Option Plan at the time of grant, which price must be not less than the closing price of the Common Shares on the TSX on the date immediately preceding the date of the grant. Eligible persons (namely, any director, officer, employee, dependent contractor or consultant of the Corporation or any of its subsidiary companies) granted options under the plan (“Participants”) may receive options on more than one occasion and may receive options having different terms on the same date.

The Board or the Chief Executive Officer of the Corporation establishes the vesting terms of options at the time of grant. Prior to 2012, options granted to officers, employees, consultants and contractors generally vest over four years, as to 25% at the end of each 12-month period commencing from the date of the grant of the options. For options granted in 2012 or subsequent, options granted to officers, employees, consultants and contractors generally vest over three years, or over the contract term for contracts with duration of less than three years, on the last day of each month in equal instalments, commencing from the date of grant. The vesting periods for options granted to officers and certain key individuals may also be accelerated if certain performance conditions are met. Options granted to each non-executive director upon becoming a director of the Corporation vest over three years, with 25% vesting immediately and 25% vesting at the end of each 12-month period commencing from the date of the grant of the options. Thereafter, annual option grants made to non-executive directors vest immediately upon grant. In 2012, non-executive directors also received an additional grant, 20% of which vested on the grant date, with the remaining vesting over four years, or 20% at the end of each 12-month period commencing from the date of the grant. All options are subject to the provisions described below regarding exercise following the Participant ceasing to be a director, officer, employee, contractor or consultant of the Corporation. Future options may be granted on similar terms or such other terms as the Board or the Chief Executive Officer of the Corporation may determine at the time of the grant, except all future options must be exercised not later than five years from the date of grant (subject to extension pursuant to the terms of the Incentive Stock Option Plan for options that would otherwise expire during a blackout period).

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The maximum number of Common Shares which may be reserved for issuance under options to an individual Participant is 5% of the number of Common Shares that are outstanding (on a non-diluted basis) immediately prior to the grant, excluding Common Shares issued under the plan or other share based compensation arrangements (the “Outstanding Issue”). The following limits are placed on issuances of options to insiders under the Incentive Stock Option Plan: (i) the number of securities issuable to insiders under all securities based compensation arrangements cannot exceed 10% of the Corporation’s outstanding securities; (ii) the number of securities to insiders under all securities based compensation arrangements within a one-year period cannot exceed 10% of the Corporation’s total issued and outstanding securities; (iii) the maximum number of Common Shares which may be issued to any one insider under the Incentive Stock Option Plan within a one-year period is 5% of the Outstanding Issue; (iv) the maximum number of Common Shares which may be reserved for issuance under options granted to non-employee directors is 0.9% of the Outstanding Issue; and (v) the value of options granted to any individual non-employee director of the Corporation within any calendar year may not exceed $100,000.

Options granted under the Incentive Stock Option Plan prior to July 27, 2007 must be exercised no later than six years after the date of grant or such lesser period as may be determined by the Board or the Chief Executive Officer of the Corporation and options granted under the Incentive Stock Option Plan after July 27, 2007 must be exercised no later than five years after the date of grant or such lesser period as may be determined by the Board or the Chief Executive Officer of the Corporation, provided that the expiry date of any option that expires during a trading blackout shall be extended to the tenth business day after the end of such blackout period. Options may be exercised on a basis whereby the option holder receives the intrinsic value of the exercised options (the difference between the aggregate market price of the Common Shares underlying the exercised options and the aggregate exercise price of the Common Shares underlying the exercised options) in the form of Common Shares issued from treasury. In addition, option holders have a cash surrender right which entitles the holder, subject to such limitations, restrictions or conditions as may from time to time be determined by the Board or Chief Executive Officer, to surrender options and receive the intrinsic value of the surrendered options (the difference between the aggregate market price of the Common Shares underlying the surrendered options and the aggregate exercise price of the Common Shares underlying the surrendered options) in cash.

Subject to the foregoing, and except as otherwise determined by the Board (or, subject to the provisions of the Incentive Stock Option Plan, the Chief Executive Officer of the Corporation): (i) if a Participant ceases to be an officer, employee, contractor or consultant of the Corporation or any of its subsidiaries for any reason other than death, the options held by such Participant will cease to be exercisable 30 days after the termination date (not including days on which the Participants is restricted from trading pursuant to any policy of the Corporation prohibiting trading during “trading blackout” periods); (ii) if a Participant ceases to be an Eligible Person by virtue of ceasing for any reason other than death to be a director of the Corporation, each option held by the Participant will cease to be exercisable twelve months after the Participant ceases to be a director; (iii) if a Participant dies prior to options held by the Participant ceasing to be exercisable, the legal representatives of the Participant may exercise the options within twelve months after the date of death, if the Options were by their terms exercisable on the date of death; and (iv) if the expiry of an option other than an incentive stock option, occurs during a trading blackout period or within two business days of a trading blackout period, the expiry date of such options is automatically extended until the tenth business day following the end of the trading blackout period.

If a Participant is a U.S. citizen or resident, the Incentive Stock Option Plan provides that, in certain circumstances, the options may be characterized as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States, but only if designated by the Corporation. Where this is the case, the terms of the Incentive Stock Option Plan provide for certain additional restrictions. These restrictions include a restriction on the maximum aggregate number of Common Shares that may be issued as incentive stock options. The Incentive Stock Option Plan fixes the maximum number of options that may be issued as incentive stock options at 575,000. The number of Common Shares issuable pursuant to options granted under the Incentive Stock Option Plan may be adjusted if any share reorganization, special distribution or corporate reorganization occurs, subject to prior approval of relevant stock exchanges.

The Board may amend, suspend or terminate the Incentive Stock Option Plan in accordance with applicable legislation, subject to TSX and shareholder approval. The Incentive Stock Option Plan requires shareholder approval for the following amendments to the Incentive Stock Option Plan or options granted under the Incentive Stock Option Plan to:

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(i)	increase the number of Common Shares that can be issued under the Incentive Stock Option Plan, including an increase to the fixed maximum number of securities issuable under the Incentive Stock Option Plan, either as fixed number or a fixed percentage of the Corporation’s outstanding capital represented by such securities;
(ii)	reduce the exercise price or purchase price of outstanding options (including cancellation of outstanding options for the purpose of exchange for reissuance at a lower exercise price to the same person);
(iii)	extend the expiry date of an option (except for an extension to the expiry date of an option if the option expires during or within ten business days after a blackout period) or amend the Incentive Stock Option Plan to permit the grant of an option with an expiry date of more than five years from the day the option is granted;
(iv)	if at any time the Incentive Stock Option Plan is amended to exclude participation by non-employee directors or to include limits on participation by non-employee directors, expand of the class of eligible recipients of options under the Incentive Stock Option Plan that would permit the introduction or reintroduction of non-employee directors on a discretionary basis or an increase on limits previously imposed on non-employee director participation;
(v)	expand of the transferability or assignability of options (other than “incentive stock options”, the transferability of which may not be amended), other than to a spouse or other family member, an entity controlled by the option holder or spouse or family member, a Registered Retirement Savings Plan or Registered Retirement Income Fund of the option holder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes;
(vi)	amend the Incentive Stock Option Plan to increase any maximum limit of the number of securities that may be:
(a)	issued to insiders of the Corporation within any one year period, or
(b)	issuable to insiders of the Corporation at any time;
which may be specified in the Incentive Stock Option Plan, when combined with all of the Corporation’s other security based compensation arrangements, to be in excess of 10% of the Corporation’s total issued and outstanding securities, respectively;

(vii)	if the Incentive Stock Option Plan has a fixed maximum number of securities issuable, add or amend any provision that allows for the exercise of options without cash consideration, whether the option holder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, where the provision so added or amended does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Incentive Stock Option Plan or, if the Incentive Stock Option Plan does not have a fixed maximum number of securities issuable, the addition or amendment of any provision that allows for the exercise of options without cash consideration where a deduction may not be made for the number of Common Shares securities underlying the options from the Incentive Stock Option Plan reserve; and
(viii)	change the amendment provisions of the Incentive Stock Option Plan;

provided that shareholder approval will not be required for increases or decreases or substitution or adjustment to the number or kind of shares of other securities reserved for issuance pursuant to the Incentive Stock Option Plan or the number and kind of shares subject to unexercised options granted and in the option exercise price of such shares and the making of provisions for the protection of the rights of Participants under the Incentive Stock Option Plan in accordance with the section or sections of the Incentive Stock Option Plan which provide for such increase, decrease, substitutions, adjustments or provisions in respect of certain events, including any change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, other corporate change or reorganization, amalgamation or consideration of the Corporation.

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Under the Incentive Stock Option Plan, the Board has authority to make without shareholder approval all other amendments to the Incentive Stock Option Plan including, but not limited to, (i) typographical, clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Incentive Stock Option Plan’s provisions or a change to the provisions relating to the administration of the Incentive Stock Option Plan); (ii) changing provisions relating to the manner of exercise of options, including changing or adding any form of financial assistance provided by the Corporation to Participants or, if the Incentive Stock Option Plan has a fixed maximum number of securities issuable, adding or amending provisions relating to a cashless exercise which provisions so added or amended provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Incentive Stock Option Plan; (iii) changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry, provided that no such change may extend an outstanding option’s expiry date; (iv) changing the provisions for termination of options so long as the change does not permit the Corporation to grant an option with an expiry date of more than five years or extend an outstanding option’s expiry date; (v) changes designed to respond to or comply with any applicable law, tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement, to avoid tax on optionholders under any applicable tax legislation or to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Incentive Stock Option Plan; and (vi) certain changes to provisions on the transferability of options (other than “incentive stock options”, the transferability of which may not be amended) which do not require shareholder approval as described above.

No amendment of the Incentive Stock Option Plan or any option may be made that will materially prejudice the rights of any Participant under any option previously granted to the Participant without the consent by such Participant.

The Corporation is seeking approval of certain amendments to the Incentive Stock Option Plan - see “Particulars of Matters to be Acted Upon” above.

Summary of Restricted Share Unit Plan (before proposed amendments)

The RSU Plan was approved by shareholders of the Corporation on May 9, 2014. Pursuant to the RSU Plan, the Board may, in its discretion, award RSUs to directors, employees and eligible consultants of the Corporation or any of its subsidiaries. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria. In addition, the Chief Executive Officer of the Corporation, provided the Chief Executive Officer at such time is a director of the Corporation, may in his or her discretion, subject to certain limitations, award RSUs to employees of the Corporation or any of its subsidiaries.

The vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Committee.

Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares or cash equal to the Market Value (as defined below) of the equivalent number of Common Shares. The vested RSUs may be settled through the issuance of Common Shares from treasury (subject to the shareholder approval being sought at this Meeting), by the delivery of Common Shares purchased in the open market, in cash or in any combination of the foregoing (at the discretion of the Corporation). If settled in cash, the amount shall be equal to the number of Common Shares in respect of which the participant is entitled multiplied by the Market Value of a Common Share on the payout date. “Market Value” per share is defined in the RSU Plan and means, as at any date (if the Common Shares are listed and posted for trading on the TSX), the arithmetic average of the closing price of the Common Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date. The RSUs may be settled on the payout date, which shall be the third anniversary of the date of the grant or such other date as the Committee may determine at the time of the grant, which in any event shall be no later than the expiry date for such RSUs. The expiry date of RSUs will be determined by the Committee at the time of grant. However, the maximum term for all RSUs is two years after the participant ceases to be an employee or eligible consultant of the Corporation. All unvested or expired RSUs are available for future grants.

RSUs may be granted in accordance with the RSU Plan, provided the aggregate number of Common Shares that may be issued upon the payout of RSUs outstanding pursuant to the RSU Plan from time to time shall not exceed 2.5% of the number of issued and outstanding Common Shares from time to time. There are 99,288 RSUs outstanding as of the date of this information circular, which represents approximately 0.3% of the issued and outstanding Common Shares of the Corporation.

The RSU Plan provides that the maximum number of Common Shares issuable to Insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Corporation, will not exceed 10% of the total number of outstanding Common Shares of the Corporation. In addition, the maximum number of Common Shares issued to Insiders under the RSU Plan, together with any Common Shares issued to Insiders pursuant to any other security-based compensation arrangement of the Corporation within any one year period, will not exceed 10% of the total number of outstanding Common Shares of the Corporation.

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Unless otherwise determined by the Corporation in accordance with the RSU Plan, RSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Corporation’s discretion (unless otherwise provided in the applicable grant agreement), all or a portion of such participant’s RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion. Vested RSUs will be paid out in accordance with their terms. All forfeited RSUs are available for future grants.

RSUs are not assignable or transferable other than by operation of law or upon death pursuant to will or the laws of descent and distribution.

The Board may, without notice, at any time and from time to time, without shareholder approval, amend the RSU Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate including, without limitation:

(a) for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;

(b) to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;

(c) to change the vesting provisions of RSUs;

(d) to change the termination provisions of RSUs or the RSU Plan that does not entail an extension beyond the original expiry date of the RSU;

(e) to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or

(f) any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(g) no such amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan; and

(h) shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i) an increase in the maximum number of Common Shares issuable pursuant to the RSU Plan other than as already contemplated in the RSU Plan;

(ii) an extension of the expiry date for RSUs granted to Insiders under the RSU Plan;

(iii) other types of compensation through Common Share issuance;

(iv) expansion of the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan; or

(v) the addition of new categories of participants, other than as already contemplated in the RSU Plan.

No amendment of the RSU Plan or any RSU may be made that will materially prejudice the rights of any participant under any RSU previously granted to the participant without the consent by such participant.

The Corporation is seeking approval of certain amendments to the RSU Plan - see “Particulars of Matters to be Acted Upon” above.

Indebtedness of Directors and Executive Officers

No current or former director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation, and no associate of any such director, executive officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Corporation or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

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OTHER INFORMATION

Interest of Informed Persons in Material Transactions

Other than as set out herein, none of the directors or officers of the Corporation, no director or officer of a company that is itself an informed person or a subsidiary of the Corporation, no person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercised control or direction, directly or indirectly, over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as director of the Corporation and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Corporation’s last financial year that has materially affected or would or could materially affect the Corporation or any of its subsidiaries.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as disclosed herein, no person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s most recently completed financial year, no proposed nominee for election as a director of the Corporation and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors, the appointment of auditors and except for any interest arising from the ownership of shares of the Corporation where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all shareholders in the capital of the Corporation.

Corporate Governance Practices

Effective June 30, 2005, National Instrument 58-101 - Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines (“58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to National Instrument 52-110 - Audit Committees (“NI 52-110”), which has been adopted in each of the provinces and territories of Canada and which prescribes certain requirements in relation to audit committees. The required disclosure under NI 58-101 is attached hereto as Schedule “A”. In addition, the disclosure required on the Audit Committee of the Corporation pursuant to NI 52-110 can be located in the Corporation’s Annual Information Form dated March 28, 2017.

Shareholder Proposals

Shareholder proposals to be considered at the 2018 annual general meeting of the shareholders of the Corporation must be received at the principal offices of the Corporation no later than January 31, 2018 in order to be included in the information circular and form of proxy for such annual general meeting.

Additional Information

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com and at the Corporation’s website at www.cardiome.com. Financial information is provided in the Corporation’s comparative annual financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.

The Corporation will provide to any person or company, without charge to any shareholder, upon request to the Corporate Secretary of the Corporation, copies of the Corporation’s Annual Information Form together with a copy of any document (or the pertinent pages of any document) incorporated therein by reference, the Corporation’s comparative consolidated financial statements and MD&A for the year ended December 31, 2016 together with the accompanying auditor’s report and any interim consolidated financial statements of the Corporation that have been filed for any period after the end of the Corporation’s most recently completed financial year, and the Corporation’s Information Circular in respect of the Meeting held on June 21, 2016. The Corporation may require the payment of a reasonable charge if a person who is not a shareholder of the Corporation makes the request for information. The Corporation may be contacted at telephone (604) 677-6905, or toll-free 1-800-330-9928, by fax: (604) 677-6915, by mail: Investor Relations, 1441 Creekside Drive, 6th floor, Vancouver, British Columbia V6J 4S7, or by e-mail: ir@cardiome.com.

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If a registered holder or beneficial owner of the Corporation’s securities, other than debt instruments, requests the Corporation’s annual or interim financial statements or MD&A, the Corporation will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Corporation receives the request) to the person or company that made the request, without charge. Pursuant to National Instrument 51-102 - Continuous Disclosure Obligations, the Corporation is required to annually send a request form to registered holders and beneficial owners of the Corporation’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Corporation’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Corporation is only required to deliver financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Corporation may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com.

Approval of Information Circular

The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation.

Dated at Vancouver, British Columbia, this 17th day of May 2017.

“W. James O’Shea”
By Order of the Board of Directors

W. James O’Shea
Chairman

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SCHEDULE A - AMENDED RESTRICTED SHARE UNIT PLAN

CARDIOME PHARMA CORP.

AMENDED RESTRICTED SHARE UNIT PLAN

Effective May 9, 2014.

Approved by the Board of Directors on
May 9, 2014, as amended on September 29, 2014 and [•], 2017.

Approved by the Shareholders on
June 16, 2014, as amended on June 20, 2017.

CARDIOME PHARMA CORP.

AMENDED RESTRICTED SHARE UNIT PLAN

1.	PURPOSE
1.1	This Plan has been established by the Corporation to assist the Corporation in the recruitment and retention of highly qualified employees and consultants by providing a means to reward superior performance, to motivate Participants under the Plan to achieve important corporate and personal objectives and, through the issuance of Share Units to Participants under the Plan, to better align the interests of Participants with the long-term interests of Shareholders.
2.	PLAN DEFINITIONS AND INTERPRETATIONS

In this Plan, the following terms have the following meanings:

(a)	“Account” means the bookkeeping account established and maintained by the Corporation for each Participant in which the number of Share Units of the Participant are recorded;
(b)	“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;
(c)	“Beneficiary” means any person designated by the Participant as his or her beneficiary under the Plan in accordance with Section 14.1 or, failing any such effective designation, the Participant’s legal representative;
(d)	“Board” means the Board of Directors of the Corporation;
(e)	“Change of Control” means:
(i)	the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia) and the rules and regulations thereunder) of voting securities of the Corporation which, together with any other voting securities of the Corporation held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Corporation;
(ii)	an amalgamation, arrangement or other form of business combination of the Corporation with another company which results in the holders of voting securities of that other company holding, in the aggregate, 50% or more of all outstanding voting securities of the Corporation (including a merged or successor company) resulting from the business combination; or
(iii)	the sale, lease or exchange of all or substantially all of the property of the Corporation to another person, other than a subsidiary of the Corporation or other than in the ordinary course of business of the Corporation;
(f)	“Committee” means the Governance, Nominating and Compensation Committee of the Board or any other committee or person designated by the Board to administer the Plan;
(g)	“Corporation” means Cardiome Pharma Corp. and its respective successors and assigns, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board or any person or committee that has been designated for the purpose by the Board including, without limitation, the Committee;

(h)	“Designated Subsidiary” means an entity (including a partnership) in which the Corporation holds, directly or indirectly, a majority voting interest and which has been designated by the Corporation for purposes of the Plan from time to time;
(i)	“Director” means a director of the Corporation;
(j)	“Effective Amendment Date” means June 20, 2017;
(k)	“Eligible Consultant” means an individual, other than an Employee, that (i) is engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Designated Subsidiary under a written contract between the Corporation or the Designated Subsidiary and the individual or a company of which the individual consultant is an employee, (ii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Designated Subsidiary, and (iii) does not provide services in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the registrant's securities;
(l)	“Employee” means an employee of the Corporation or any of its Designated Subsidiaries or any combination or partnership of such corporations;
(m)	“Employer” means the Corporation, the Designated Subsidiary or the combination or partnership of such corporations that employs the Participant or that employed the Participant immediately prior to the Participant’s Termination Date;
(n)	“Expiry Date” means, with respect to Share Units granted to a Participant, the date determined by the Corporation for such purpose for such grant, which date shall be no later than the date which is two years after the Participant’s Termination Date and shall, in all cases, be in compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in paragraph (k) of the definition of a “salary deferral arrangement” in section 248(1) of the Income Tax Act (Canada), as such section may be amended or re-enacted from time to time;
(o)	“Fiscal Year” means a fiscal year of the Corporation;
(p)	“Grant Agreement” means an agreement between the Corporation and a Participant under which Share Units are granted, together with such amendments, deletions or changes thereto as are permitted under the Plan;
(q)	“Grant Date” of a Share Unit means the date a Share Unit is granted to a Participant under the Plan;
(r)	“Insider” has the meaning provided for purposes of the TSX relating to Security Based Compensation Arrangements;
(s)	“Joint Actor” means a person acting “jointly or in concert with” another person within the meaning of Section 96 of the Securities Act (British Columbia) or as such section may be amended or re-enacted from time to time;
(t)	“Market Value” with respect to a Share as at any date means the arithmetic average of the closing price of the Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date (or, if the Shares are not then listed and posted for trading on the TSX, on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Corporation). In the event that the Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the Market Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(u)	“Participant” means a bona fide full-time or part-time Employee, an Eligible Consultant or a Director who, in any such case, has been designated by the Corporation for participation in the Plan;
(v)	“Payout Date” means a date selected by the Corporation, in accordance with and as contemplated by Sections 3.2, 6.1 and 7.1;
(w)	“Plan” means this Amended Restricted Share Unit Plan;
(x)	“Reorganization” means any (i) capital reorganization, (ii) merger, (iii) amalgamation, or (iv) arrangement or other scheme of reorganization;
(y)	“Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder as in effect from time to time;
(z)	“Securities Act” means the U.S. Securities Act of 1933, as amended;
(aa)	“Security Based Compensation Arrangement” has the meaning defined in the provisions of the TSX Company Manual relating to security based compensation arrangements;
(bb)	“Shareholders” means the holders of Shares;
(cc)	“Shares” mean common shares of the Corporation and includes any securities of the Corporation into which such common shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed, pursuant to a Reorganization or otherwise;
(dd)	“Share Unit” means a unit credited by means of an entry on the books of the Corporation to a Participant pursuant to the Plan, representing the right to receive, subject to and in accordance with the Plan, for each Vested Share Unit one Share or cash equal to the Market Value of one Share, at the time, in the manner, and subject to the terms, set forth in the Plan and the applicable Grant Agreement;
(ee)	“Stock Exchange Rules” means the applicable rules of any stock exchange upon which Shares are listed;
(ff)	“Termination Date” means the date on which a Participant ceases, for any reason including resignation, termination, death or disability, to be an active Employee, an Eligible Consultant, or a Director, as the case may be, and, in the case of a Participant who is an Employee, where the employment is terminated by the Employer, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided and, in the case of a Participant who is an Eligible Consultant, the date the written contract between the Eligible Consultant and the Corporation or any Designated Subsidiary is terminated or expires and the Eligible Consultant no longer provides services thereunder;
(gg)	“TSX” means the Toronto Stock Exchange; and
(hh)	“Vested Share Units” shall mean Share Units in respect of which all vesting terms and conditions set forth in the Plan and the applicable Grant Agreement have been either satisfied or waived in accordance with the Plan.
2.2	In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

2.3	This Plan has been amended and restated with effect from the Effective Amendment Date.
3.	GRANT OF SHARE UNITS AND TERMS
3.1	The Corporation may grant Share Units to such Participant or Participants in such number and at such times as the Corporation may, in its sole discretion, determine, as a bonus or similar payment in respect of services rendered by the Participant for a Fiscal Year or otherwise as compensation, including as an incentive for future performance by the Participant.
3.2	In granting any Share Units pursuant to Section 3.1, the Corporation shall designate:
(a)	the number of Share Units which are being granted to the Participant;
(b)	any time based conditions as to vesting of the Share Units to become Vested Share Units;
(c)	the Payout Date, which shall in no event be later than the Expiry Date and, unless otherwise determined on the Grant Date, shall be the third anniversary of the Grant Date; and
(d)	the Expiry Date;

which shall be set out in the Grant Agreement.

3.3	The conditions may relate to all or any portion of the Share Units in a grant and may be graduated such that different percentages of the Share Units in a grant will become Vested Share Units depending on the extent of satisfaction of one or more such conditions. The Corporation may, in its discretion and having regard to the best interests of the Corporation, subsequent to the Grant Date of a Share Unit, waive any resulting conditions, provided that the waiver of such conditions will not accelerate the time of payment with respect to such Share Units, and the payout will occur on the Payout Date as set forth in the Grant Agreement or pursuant to Sections 7.1 or 8.3 of the Plan, if applicable.
4.	GRANT AGREEMENT
4.1	Each grant of a Share Unit will be set forth in a Grant Agreement containing terms and conditions required under the Plan and such other terms and conditions not inconsistent herewith as the Corporation may, in its sole discretion, deem appropriate.
5.	SHARE UNIT GRANTS AND ACCOUNTS
5.1	An Account shall be maintained by the Corporation for each Participant. On the Grant Date, the Account will be credited with the Share Units granted to a Participant on that date.
6.	PAYOUTS
6.1	On each Payout Date, the Participant shall be entitled to receive, and the Corporation shall issue or provide, a payout with respect to those Vested Share Units in the Participant’s Account to which the Payout Date relates, in one of the following forms:
(a)	subject to shareholder approval of this Plan and the limitations set forth in Section 11.2 below, Shares issued from treasury equal in number to the Vested Share Units in the Participant’s Account to which the Payout Date relates, subject to any applicable deductions and withholdings;
(b)	subject to and in accordance with any Applicable Law, Shares purchased by an independent administrator of the Plan in the open market for the purposes of providing Shares to Participants under the Plan equal in number to the Vested Share Units in the Participant’s Account to which the Payout Date relates, subject to any applicable deductions and withholdings;

(c)	the payment of a cash amount to a Participant on the Payout Date equal to the number of Vested Share Units in respect of which the Corporation makes such a determination, multiplied by the Market Value on the Payout Date, subject to any applicable deductions and withholdings; or
(d)	any combination of the foregoing,

as determined by the Corporation, in its sole discretion.
6.2	No fractional Shares shall be issued and any fractional entitlements will be rounded down to the nearest whole number.
6.3	Shares issued by the Corporation from treasury under Section 6.1(a) of this Plan shall be considered fully paid in consideration of past service that is no less in value than the fair equivalent of the money the Corporation would have received if the Shares had been issued for money.
6.4	The Corporation or a Designated Subsidiary may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Corporation or the Designated Subsidiary will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant. Each of the Corporation or a Designated Subsidiary shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling on behalf of a Participant any Shares which would otherwise be issued or provided to a Participant hereunder.
7.	RESERVED
8.	TERMINATION OF EMPLOYMENT AND FORFEITURES
8.1	Unless otherwise determined by the Corporation pursuant to Section 8.2, on a Participant’s Termination Date, any Share Units in a Participant’s Account which are not Vested Share Units shall terminate and be forfeited.
8.2	Notwithstanding Section 8.1, where a Participant ceases to be an Employee as a result of the termination of his or her employment without cause, then in respect of each grant of Share Units made to such Participant, at the Corporation’s discretion, all or a portion of such Participant’s Share Units may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion.
8.3	Except as otherwise provided in Section 16, in the event a Participant’s Termination Date is prior to the Payout Date with respect to any Vested Share Units in such Participant’s Account, the Payout Date with respect to such Vested Share Units shall, notwithstanding any provision in the Grant Agreement, be accelerated to the Participant’s Termination Date and the Corporation shall, as soon as practicable following such Termination Date, issue or provide Shares or make payment to such Participant, or Beneficiary thereof, as applicable, with respect to such Vested Share Units in accordance with Section 6.
9.	FORFEITED UNITS
9.1	Notwithstanding any other provision of the Plan or a Grant Agreement, Share Units granted hereunder shall terminate on, if not redeemed or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after, the Expiry Date.
10.	ALTERATION OF NUMBER OF SHARES SUBJECT TO THE PLAN
10.1	In the event that the Shares shall be subdivided or consolidated into a different number of Shares or a distribution shall be declared upon the Shares payable in Shares, the number of Share Units then recorded in the Participant’s Account shall be adjusted by replacing such number by a number equal to the number of Shares which would be held by the Participant immediately after the distribution, subdivision or consolidation, should the Participant have held a number of Shares equal to the number of Share Units recorded in the Participant’s Account on the record date fixed for such distribution, subdivision or consolidation.

10.2	In the event there shall be any change, other than as specified in Section 10.1, in the number or kind of outstanding Shares or of any shares or other securities into which such Shares shall have been changed or for which they shall have been exchanged, pursuant to a Reorganization or otherwise, then there shall be substituted for each Share referred to in the Plan or for each share into which such Share shall have been so changed or exchanged, the kind of securities into which each outstanding Share shall be so changed or exchanged and an equitable adjustment shall be made, if required, in the number of Share Units then recorded in the Participant’s Account, such adjustment, if any, to be reasonably determined by the Committee and to be effective and binding for all purposes.
10.3	In the case of any such substitution, change or adjustment as provided for in this Section 10, the variation shall generally require that the aggregate Market Value of the Share Units then recorded in the Participant’s Account prior to such substitution, change or adjustment will be proportionately and appropriately varied so that it be equal to such aggregate Market Value after the variation.
11.	RESTRICTIONS ON ISSUANCES
11.1	Share Units may be granted by the Corporation in accordance with this Plan provided the aggregate number of Shares that may be issued upon payout of Share Units outstanding pursuant to the Plan from time to time shall not exceed 2.5% of the number of issued and outstanding Shares from time to time.
11.2	The maximum number of Shares issuable to Insiders pursuant to Section 6.1(a) of the Plan, together with any Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 10% of the total number of outstanding Shares. The maximum number of Shares issued to Insiders pursuant to Section 6.1(a) the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, within any one year period, shall not exceed 10% of the total number of outstanding Shares.
11.3	At any given time, the number of Share Units granted to non-Employee Directors under the Plan, in combination with all other equity awards granted to non-Employee Directors under any other Security Based Compensation Arrangement, shall be limited to the lesser of: (i) a reserve, as a group, of equity awards entitling them to acquire up to 1% of the issued and outstanding Shares and (ii) an annual equity award value (based on grant date fair value as determined by the Board) of $150,000 per non-Employee Director, provided that the total value (determined using a Black-Scholes-Merton valuation model or such other valuation model as may be approved by the Board for this purpose which the Board concludes produces a meaningful and reasonable estimate of fair value of an option) of stock options issuable to any one non-Employee Director in any one year period shall not exceed $100,000.
12.	AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN
12.1	The Plan may be amended, suspended or terminated at any time by the Board in whole or in part. No amendment of the Plan shall, without the consent of the Participants affected by the amendment, or unless required by Applicable Law, adversely affect the rights accrued to such Participants with respect to Share Units granted prior to the date of the amendment.
12.2	The Corporation may, without notice, at any time and from time to time, and without shareholder approval, amend the Plan or any provisions thereof in such manner as the Corporation, in its sole discretion, determines appropriate, including, without limitation:
(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;
(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Plan;

(c)	to change the vesting provisions of Share Units;
(d)	to change the termination provisions of Share Units or the Plan which does not entail an extension beyond the original Expiry Date of the Share Units;
(e)	to make the amendments contemplated by Section 16.1(g); or
(f)	to make any amendments necessary or advisable because of any change in Applicable Law;
provided, however, that:
(g)	no such amendment of the Plan may be made without the consent of each affected Participant in the Plan if such amendment would adversely affect the rights of such affected Participant(s) under the Plan; and
(h)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:
(i)	an increase in the maximum number of Shares issuable pursuant to the Plan (other than pursuant to Section 10);
(ii)	an extension of the Expiry Date for Share Units granted to Insiders under the Plan;
(iii)	other types of compensation through a Share issuance;
(iv)	an expansion of the rights of a Participant to assign Share Units other than as set forth in Section 15.2; or
(v)	the addition of additional categories of Participants.
12.3	If the Corporation terminates the Plan, Share Units previously credited shall, at the discretion of the Corporation, either (a) be settled immediately in accordance with the terms of the Plan in effect at such time, or (b) remain outstanding and in effect and settled in due course in accordance with the applicable terms and conditions, in either case without shareholder approval.
13.	ADMINISTRATION
13.1	Unless otherwise determined by the Board, the Plan shall be administered by the Committee subject to Applicable Laws. The Committee shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations and to make such other determinations as it deems necessary or desirable for the administration of the Plan. All actions taken and decisions made by the Committee shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Participants and their beneficiaries and legal representatives, each Designated Subsidiary and the Corporation. All expenses of administration of the Plan shall be borne by the Corporation.
13.2	The Corporation shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties. At such times as the Corporation shall determine, the Corporation shall furnish the Participant with a statement setting forth the details of his or her Share Units including the Grant Date and the Vested Share Units and unvested Share Units held by each Participant. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Corporation within 30 days after such statement is given to the Participant.
13.3	The Corporation may, at its discretion, appoint one or more persons or companies to provide services in connection with the Plan including without limitation, administrative and record-keeping services.

14.	BENEFICIARIES AND CLAIMS FOR BENEFITS
14.1	Subject to the requirements of Applicable Law, a Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Corporation may from time to time determine.
15.	GENERAL
15.1	The transfer of an Employee from the Corporation to a Designated Subsidiary, from a Designated Subsidiary to the Corporation or from a Designated Subsidiary to another Designated Subsidiary, shall not be considered a termination of employment for the purposes of the Plan, nor shall it be considered a termination of employment if a Participant is placed on such other leave of absence which is considered by the Corporation as continuing intact the employment relationship.
15.2	The Plan shall enure to the benefit of and be binding upon the Corporation, its successors and assigns. The interest of any Participant under the Plan or in any Share Unit shall not be transferable or assignable other than by operation of law, or upon death pursuant to will or the laws of descent and distribution.
15.3	The Corporation’s grant of any Share Units or issuance of any Shares hereunder is subject to compliance with Applicable Law applicable thereto. As a condition of participating in the Plan, each Participant agrees to comply with all Applicable Law and agrees to furnish to the Corporation or a Designated Subsidiary all information and undertakings as may be required to permit compliance with Applicable Law.
15.4	A Participant shall not have the right or be entitled to exercise any voting rights, receive any distribution or have or be entitled to any other rights as a Shareholder in respect of any Share Units.
15.5	Neither designation of an Employee as a Participant nor the grant of any Share Units to any Participant entitles any Participant to the grant, or any additional grant, as the case may be, of any Share Units under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of the Corporation or a Designated Subsidiary to terminate a Participant’s employment, or service under contract, at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall be considered as extending the period of employment for the purposes of the Plan.
15.6	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any Employee’s employment or any consultant’s contractual relationship with the Corporation or a Designated Subsidiary.
15.7	The Plan shall be an unfunded obligation of the Corporation. Neither the establishment of the Plan nor the grant of any Share Units or the setting aside of assets by the Corporation (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust. The right of the Participant or Beneficiary to receive payment pursuant to the Plan shall be no greater than the right of other unsecured creditors of the Corporation.
15.8	This Plan is established under the laws of the Province of British Columbia and the rights of all parties and the construction of each and every provision of the Plan and any Share Units granted hereunder shall be construed according to the laws of the Province of British Columbia.
16.	SECTION 409A
16.1	It is intended that the provisions of this Plan comply with Section 409A, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Notwithstanding anything in the Plan to the contrary, the Corporation may provide in the applicable Grant Agreement with respect to Share Units granted to Participants whose benefits under the Plan are or may become subject to Section 409A, such terms and conditions as may be required for compliance with Section 409A. In addition, the following will apply to the extent that a Participant’s Share Units are subject to Section 409A:

(a)	Except as permitted under Section 409A, any Share Units, or payment with respect to Share Units, may not be reduced by, or offset against, any amount owing by the Participant to the Corporation or any Designated Subsidiary;
(b)	If a Participant otherwise would become entitled to receive payment in respect of any Share Units as a result of his or her ceasing to be an Employee, an Eligible Consultant or Director upon a Termination Date, any payment made on account of such person ceasing to be an Employee or Eligible Consultant shall be made at that time only if the Participant has experienced a “separation from service” (within the meaning of Section 409A);
(c)	If a Participant is a “specified employee” (within the meaning of Section 409A) at the time he or she otherwise would be entitled to payment as a result of his or her separation from service, any payment that otherwise would be payable during the six-month period following such separation from service will be delayed and shall be paid on the first day of the seventh month following the date of such separation from service or, if earlier, the Participant’s date of death;
(d)	A Participant’s status as a specified employee shall be determined by the Corporation as required by Section 409A on a basis consistent with the regulations under Section 409A and such basis for determination will be consistently applied to all plans, programs, contracts, agreements, etc. maintained by the Corporation that are subject to Section 409A;
(e)	Each Participant, any beneficiary or the Participant’s estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Corporation nor any Designated Subsidiary or affiliate shall have any obligation to indemnify or otherwise hold such Participant or beneficiary or the Participant’s estate harmless from any or all of such taxes or penalties;
(f)	If and to the extent that Share Units would otherwise become payable upon a Change of Control as defined in the Plan, such payment will occur at that time only if such change of control also constitutes a “change in ownership”, a “change in effective control” or a “change in the ownership of a substantial portion of the assets of the Corporation” as defined under Section 409A and applicable regulations (a “409A Change in Control”). If a Change of Control as defined in the Plan is not also a 409A Change in Control, unless otherwise permitted under Section 409A the time for the payment of Share Units will not be accelerated and will be payable pursuant to the terms of the Plan and applicable Grant Agreement as if such Change of Control had not occurred.
(g)	In the event that the Committee determines that any amounts payable under the Plan will be taxable to a Participant under Section 409A prior to payment to such Participant of such amount, the Corporation may (i) adopt such amendments to the Plan and Share Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Grant Agreement and/or (ii) take such other actions as the Corporation determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A; and
(h)	In the event the Corporation terminates the Plan in accordance with Section 12.3, the time and manner of payment of amounts that are subject to 409A will be made in accordance with the rules under Section 409A. The Plan will not be terminated except as permitted under Section 409A. No change to the termination provisions of Share Units or the Plan pursuant to Section 12.2(d) will be made except as permitted under Section 409A.

EFFECTIVE DATE: May 9, 2014, as amended on June 20, 2017.

SCHEDULE B - AMENDED INCENTIVE STOCK OPTION PLAN

CARDIOME PHARMA CORP.

AMENDED INCENTIVE STOCK OPTION PLAN

Approved by the Board of Directors on
January 30, 2001, as amended on April 17, 2002, April 19, 2004, May 10, 2005, May 12, 2006, September 18, 2006, May 12, 2007, July 27, 2007, April 16, 2010, December 13, 2010, May 17, 2013, May 9, 2014, and [•], 2017.

Approved by the Shareholders on
May 28, 2001, as amended on May 27, 2002, May 25, 2004, June 6, 2005, June 12, 2006, September 5, 2007, May 26, 2010, June 28, 2013, June 16, 2014, and June 20, 2017.

section 1 - GENERAL PROVISIONS

1.1	Interpretation
(a)	For the purpose of this Plan, the following terms shall have the following meanings:

“Administrative Guidelines” means the administrative guidelines relating to the Plan, which may include guidelines regarding the terms, limitations, restrictions and conditions for the grant of Options, as may be approved by the Board or an authorized committee of the Board from time to time;

“Administrator” means, initially, the secretary of the Corporation and thereafter shall mean such director, officer or employee of the Corporation as may be designated from time to time, as Administrator by the Board or an authorized committee of the Board;

“Associate” has the meaning ascribed to that term under section 1 of the Securities Act (Ontario);

“Board” means the board of directors of the Corporation;

“Certificate” means a certificate evidencing an Option, in the form set out as 0 hereto, or in such form as may be approved by the Board at the time of the grant of the Option;

“Common Shares” means the common shares without par value of the Corporation as currently constituted;

“Corporation” means Cardiome Pharma Corp.;

“Consultant” means an individual (including an individual whose services are contracted through a personal holding corporation) with whom the Corporation or any of its Subsidiary Companies has a contract for services who is approved for participation in the Plan by the Board and for whom there exists an exemption from applicable prospectus requirements permitting the granting of an Option;

“Dependent Contractor” means an individual (including an individual whose services are contracted through a personal holding corporation) with whom the Corporation has a contract for services, under which contract the Corporation maintains the same control and direction over the details and methods of work as it would for an employee of the Corporation, but for which individual income tax deductions are not made at source;

“Effective Amendment Date” means June 20, 2017;

“Effective Date” means January 30, 2001;

“Eligible Person” means, subject to all applicable laws, any director, officer, employee (whether part-time or full-time), Dependent Contractor or Consultant of the Corporation or any of its Subsidiary Companies;

“Exercise Notice” means the notice respecting the exercise of an Option, in the form set out as 0 hereto, duly executed by the Option Holder;

“Insider” means:

(i)	an insider as defined under section 1(1) of the Securities Act (Ontario), other than a director or senior officer of a “subsidiary” or “affiliate” (within the meaning of those terms as used in the Securities Act (Ontario) of the Corporation unless such director or senior officer (x) in the ordinary course receives or has access to information as “material facts” or “material changes” (within the meaning of those expressions as used in the Securities Act (Ontario)) concerning the Corporation before the material facts or material changes are generally disclosed: (y) is a director or senior officer of a “major subsidiary” (within the meaning of that expression found in National Instrument 55-101) of the Corporation; or (z) is an insider of the Corporation in a capacity other than as a director or senior officer of the subsidiary or affiliate;
(ii)	an Associate or affiliate of any person who is an insider by virtue of (i) above.

“Option” means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

“Outstanding Issue” is determined on the basis of the number of Common Shares that are outstanding (on a non-diluted basis) immediately prior to the share issuance or grant of Option in question;

“Participant” means Eligible Persons to whom Options have been granted;

“Personal Representative” means:

(i)	in the case of a deceased Participant, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and
(ii)	in the case of a Participant who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Participant;

“Plan” means this Stock Option Plan of the Corporation;

“Share Compensation Arrangement” means any share based compensation arrangement, including:

(iii)	stock option plans for the benefit of employees, Insiders, service providers (a person or company engaged by the Corporation to provide services for an initial, renewable or extended period of twelve months or more) or any one of such groups;
(iv)	individual stock options granted to employees, service providers or Insiders if not granted pursuant to a plan previously approved by the Corporation’s security holders;
(v)	stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased;
(vi)	stock appreciation rights involving issuances of securities from treasury;
(vii)	any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and
(viii)	security purchases from treasury by an employee, Insider or service provider which is financially assisted by the Corporation by any means whatsoever.

For greater certainty, arrangements which do not involve the issuance or potential issuance from treasury of securities of the Corporation are not Share Compensation Arrangements.

“Surrender Notice” means the notice respecting an exercise of the Cash Surrender Right, substantially in the form set out as 0, or such other form as the Board or Chief Executive Officer of the Corporation may from time to time approve;

“Subsidiary Companies” has the meaning ascribed to it under section 1 of the Securities Act (Ontario); and

“Termination Date” means the date on which a Participant ceases to be an Eligible Person.

(b)	Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.
(c)	This Plan is established under and the provisions of the Plan shall be interpreted and construed in accordance with the laws of British Columbia.
(d)	This Plan has been amended and restated with effect from the Effective Amendment Date.
1.2	Purpose

The purpose of the Plan is to advance the interests of the Corporation by (i) providing Eligible Persons with additional incentive, (ii) encouraging stock ownership by such Eligible Persons, (iii) increasing the proprietary interest of Eligible Persons in the success of the Corporation, (iv) encouraging the Eligible Person to remain with the Corporation or its Subsidiary Companies, and (v) attracting new Eligible Persons.

1.3	Administration
(a)	This Plan shall be administered by the Board or a committee of the Board duly authorized for this purpose by the Board and consisting of not less than three directors. If a committee is authorized for this purpose, all references to the Board will be deemed to be references to the committee.
(b)	Subject to the limitations of the Plan, the Board shall have the authority:
(i)	to grant Options to purchase Common Shares to Eligible Persons;
(ii)	to determine the terms, limitations, restrictions and conditions respecting such grants;
(iii)	to interpret the Plan and to adopt, amend and rescind such Administrative Guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable;
(iv)	to construe and interpret the Plan and the Options granted thereunder;
(v)	to establish the sub-plans, procedures or guidelines for the grant of Options to Eligible Persons working outside of Canada; and
(vi)	to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan including, without limitation, for the purpose of ensuring compliance with section 1.7 hereof, as it may deem necessary or advisable.
(c)	Subject to the limitations of the Plan, the Administrative Guidelines and other rules and regulations relating to the Plan and sub-plans, procedures or guidelines for the grant of Options to Eligible Persons working outside of Canada or to comply with the provisions of the laws of any country in which the Corporation or its Subsidiary Companies may operate and interpretations and other determinations in respect of the Plan adopted or made from time to time by the Board, the Chief Executive Officer of the Corporation, provided that he or she at such time is a director of the Corporation, shall have the authority:
(i)	to grant Options to purchase Common Shares to employees of the Corporation or any of its Subsidiary Companies (whether part-time or full-time); and

(ii)	to determine the terms, limitations, restrictions and conditions respecting such grants.

Any action taken by the Chief Executive Officer within the scope of his or her delegation shall be deemed for all purposes to have been taken by the Board.

(d)	The interpretation by the Board or an authorized committee of the Board of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall be binding on all Participants, the Corporation and its Subsidiary Companies, any shareholder and all other persons, and shall not be subject to any dispute by any Participant. No member of the Board or any person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Corporation.
1.4	Shares Reserved
(a)	Subject to adjustment as provided for herein, the number of Common Shares which will be available for purchase pursuant to Options granted pursuant to this Plan will not exceed a rolling number equal to 12.5% of the total Outstanding Issue from time to time.
(b)	The maximum number of Common Shares which may be issued under this Plan as ISOs (as defined in section 2.4 of this Plan) shall be 575,000 Common Shares.
(c)	The maximum number of Common Shares which may be reserved for issuance under Options to any one person at any time under this Plan shall be 5% of the Outstanding Issue.
(d)	Any Common Shares subject to an Option which for any reason is cancelled or terminated, including Options surrendered pursuant to section 2.3(j), shall again be available for grant under the Plan. No fractional shares shall be issued. Reference should be made to section 1.9(d) for the manner in which fractional share value shall be treated.
(e)	If there is a change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval of the relevant stock exchanges, appropriate substitution or adjustment in:
(i)	the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and
(ii)	the number and kind of shares subject to unexercised Options theretofore granted and in the option exercise price of such shares, provided, however, that no substitution or adjustment shall obligate the Corporation to issue or sell fractional shares. If the Corporation is reorganized, amalgamated with another corporation or consolidated, the Board shall make such provisions for the protection of the rights of Participants as the Board in its discretion deems appropriate.

1.5	Limits with respect to Insiders
(a)	The number of securities issuable to Insiders, at any time, under all Share Compensation Arrangements, including securities currently under grant (including outstanding options) to Insiders under all Share Compensation Arrangements, shall not exceed 10% of the Corporation’s total issued and outstanding securities.
(b)	The number of securities issued to Insiders under all Share Compensation Arrangements within a one year period shall not exceed 10% of the Corporation’s total issued and outstanding securities.

(c)	The maximum number of Common Shares which may be issued to any one Insider under the Plan within a one year period shall be 5% of the Outstanding Issue.
(d)	At any given time, the number of Options granted to non-employee directors under the Plan, in combination with all other equity awards granted to non-employee directors under any other Share Compensation Arrangement, shall be limited to the lesser of: (i) a reserve, as a group, of equity awards entitling them to acquire up to 1% of the issued and outstanding Common Shares and (ii) an annual equity award value (based on grant date fair value as determined by the Board) of $150,000 per non-employee director, provided that the total value (determined using a Black-Scholes-Merton valuation model or such other valuation model as may be approved by the Board for this purpose which the Board concludes produces a meaningful and reasonable estimate of fair value of an option) of all Options granted to any individual non-employee director of the Corporation within any calendar year shall not exceed $100,000.
1.6	Amendment and Termination
(a)	This Plan will terminate on a date as the Board may determine (without prejudice to Options granted prior to the termination of this Plan).
(b)	Subject to section 1.6(c), the Board will have the right at any time and from time to time, to amend any of the provisions of this Plan or any Option in any manner without consent or approval from any Participant or shareholder of the Corporation (provided that no such amendment may be made that will materially prejudice the rights of any Participant under any Option previously granted to the Participant without consent by such Participant), including without limitation:
(i)	to make any amendment of a typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, or error or omission in this Plan;
(ii)	to change the provisions relating to the manner of exercise of Options, including changing or adding any form of financial assistance provided by the Corporation, or if this Plan has a fixed number of securities issuable, adding or amending provisions relating to a cashless exercise of Options which provisions so added or amended provide for a full deduction of the underlying Common Shares from the maximum number reserved for issuance under this Plan;
(iii)	to change the terms, conditions and mechanics of grant, vesting, exercise and early expiry of Options, provided that no such change may extend an outstanding Option’s expiry date;
(iv)	to change the provisions for termination of Options so long as the change does not permit the Corporation to grant an Option with an expiry date of more than 5 years or extend an outstanding Option’s expiry date;
(v)	to make any addition to, deletion from or alteration of the provisions of this Plan that are necessary to comply with applicable law or the requirements of any regulatory or governmental agency or applicable stock exchange and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Plan; and
(vi)	to change the transferability of Options (other than ISOs as defined in Section 2.4) to permit a transfer or assignment to a spouse or other family member, an entity controlled by the Participant or spouse or family member, an RRSP or RRIF of the Participant, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the Participant, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes.

(c)	Notwithstanding any provisions to the contrary, the Board may not, without approval by the affirmative vote of not less than a majority of the votes cast by the shareholders of the Corporation voting in person or by proxy at an annual or special meeting of the holders of such Common Shares (excluding, to the extent required pursuant to any applicable rules or regulations of any stock exchange on which the Common Shares are listed, votes of securities held directly or indirectly by Insiders benefiting from the amendment), amend this Plan or any Option to:
(i)	increase the number Common Shares that can be issued under this Plan, including an increase to the fixed maximum number of securities issuable under this Plan, either as a fixed number or a fixed percentage of the Corporation’s total issued and outstanding securities;
(ii)	reduce the exercise price or purchase price of an outstanding Option (including a cancellation of an outstanding Option for the purpose of exchange for reissuance at a lower exercise price to the same person);
(iii)	extend the expiry date of an Option (except for an extension to the expiry date of an Option to a date not later than the tenth business day after the last day of a Black Out Period if the Option expires during or within 10 business days after a Black Out Period) or amend this Plan to permit the grant of an Option with an expiry date of more than 5 years from the day the Option is granted;
(iv)	if at any time the Plan is amended to exclude participation by non-employee directors or to include limits on participation by non-employee directors, expand the class of Eligible Persons under this Plan that would permit the introduction or re-introduction of non-employee directors on a discretionary basis or an increase on limits previously imposed on non-employee director participation;
(v)	expand the transferability or assignability of Options (other than ISOs as defined in Section 2.4), other than an amendment that would permit transfer or assignment of an Option to a spouse, or other family member, an entity controlled by the Participant or spouse or family member, an RRSP or RRIF of the Participant, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the Participant, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes;
(vi)	amend this Plan to increase any maximum limit of the number of securities that may be:
A.	issued to Insiders of the Corporation within any one year period, or
B.	issuable to Insiders of the Corporation at any time;
which may be specified in this Plan, when combined with all of the Corporation’s other Share Compensation Arrangements, to be in excess of 10% of the Corporation’s total issued and outstanding securities, respectively;

(vii)	if this Plan has a fixed maximum number of securities issuable, add or amend any provision that allows for the exercise of Options without cash consideration, whether the Participant receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, where the provision so added or amended does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under this Plan or, if this Plan does not have a fixed maximum number of securities issuable, add any provision that allows for the exercise of Options without cash consideration where a deduction may not be made for the number of Common Shares underlying the Options from this Plan reserve; and

(viii)	change the amendment provisions of this Plan;
provided that shareholder approval will not be required for increases or decreases or substitution or adjustment to the number or kind of shares or other securities reserved for issuance pursuant to this Plan or the number and kind of shares subject to unexercised options granted and in the option exercise price of such shares and the making of provisions for the protection of the rights of participants under this Plan in accordance with the section or sections of this Plan which provide for such increase, decrease, substitution, adjustments or provisions in respect of certain events, including any change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, other corporate change or reorganization, amalgamation or consolidation of the Corporation, or for the amendment of such section or sections.

(d)	The full powers of the Board as provided for in this Plan will survive the termination of this Plan until all Options have been exercised in full or have otherwise expired. If this Plan is terminated, the provisions of this Plan and any Administrative Guidelines, and other rules and regulations adopted by the Board and in force at the time of termination of this Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.
1.7	Compliance with Legislation and Withholding
(a)	The Plan, the grant and exercise of Options hereunder and the Corporation’s obligation to sell and deliver Common Shares or make payment upon exercise of Options shall be subject to all applicable federal, provincial, territorial and foreign laws, rules and regulations, including all applicable corporate, securities and income tax laws (including any applicable provisions of the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 and income tax legislation of any other jurisdiction (including any jurisdiction within Canada or the United States, such as a province, state or territory) and the regulations thereunder), in each case as the same may from time to time be amended, the rules and regulation of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares or make any payment in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading. Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws and, if deemed necessary or expedient by the Board, the certificates representing the Common Shares issued upon the exercise of Options shall have a legend pertaining to such restriction.
(b)	Without limiting the generality of the foregoing or any other provision hereof, the Corporation may take such steps and require such documentation from Participants as the Board may from time to time determine are necessary or desirable to ensure compliance with all applicable laws and the terms of the Plan.
(c)	In taking any action under the Plan, or in relation to any rights or benefits hereunder, the Corporation and each Participant shall comply with all provisions and requirements of any income tax legislation or regulations of any jurisdiction which may be applicable to the Corporation or holder, as the case may be.
(d)	The Corporation and any of its Subsidiary Companies may withhold, or cause to be withheld, and deduct, or cause to be deducted, any amount the Corporation or any of its Subsidiary Companies is required by applicable law to withhold or deduct on account of income taxes or other deductions required by any Canadian or foreign, federal, provincial, territorial, state or local taxing authorities or other amounts required by law to be withheld in relation to the grant or exercise or surrender of any Option or any payment or benefit under this Plan.

(e)	The Corporation and any of its Subsidiary Companies shall have the right to require, in connection with exercise or surrender of any Option, payment by the Participant of any amount the Corporation or any of its Subsidiary Companies is required to withhold or deduct as contemplated in section 1.7(d) in order to satisfy all tax obligations, including withholding obligations, in connection with such exercise and any payment or benefit under this Plan in respect thereof.
(f)	The Corporation shall have the right to sell, or arrange for the sale, in the market or as the Corporation may determine, on behalf of any Participant, such portion of any Common Shares issuable to the Participant on exercise of any Option as the Corporation may determine, in order to realize net cash proceeds sufficient to permit the Corporation or any of its Subsidiary Companies to pay any amount the Corporation or any of its Subsidiary Companies is required to withhold or deduct as contemplated in section 1.7(d) (the “Tax Withholding Amount”) and shall have the right to withhold, or cause to be withheld, or deduct, or cause to be deducted, from such proceeds any or all of such Tax Withholding Amount. Unless the Board otherwise determines, the Participant shall be responsible for paying all transaction costs, including brokerage commissions or similar fees (collectively, the “Transaction Costs”), in connection with such sales and the Corporation may authorize any investment bank or other person selling Common Shares on behalf of the Participant to sell additional Common Shares on behalf of the Participant in order to realize sufficient proceeds to pay such Transaction Costs and such investment bank or other person shall be entitled to so sell such additional shares on behalf of the Participant and deduct from the proceeds of such sale such Transaction Costs. If any investment bank or other person sells any Common Shares on behalf of a Participant as contemplated in this section 1.7(f), any net amount after deduction of the Tax Withholding Amount and Transaction Costs shall be paid to the holder.
(g)	The Corporation and any of its Subsidiary Companies may take such other action as the Board may consider advisable to enable the Corporation or any of its Subsidiary Companies and any Participant to satisfy obligations for the payment of withholding or other tax obligations in connection with the grant or exercise or surrender of any Option, any payment required under this Plan or which may otherwise be required by any applicable laws in respect of this Plan or any benefit or amount under this Plan.
(h)	Each Participant (or the Participant’s legal representatives) shall bear and be responsible for any and all income or other tax imposed in respect of the grant and exercise or surrender of any Option under the Plan and in respect of any amount payable to or benefit received or deemed to be received by such Participant (or legal representative) under the Plan. Each Participant shall be responsible for reporting and paying all income and other taxes applicable to or payable in respect of any Option granted to the Participant, any exercise or surrender of such Option, any payment required under this Plan and any transactions involving Common Shares which may be issued on exercise of any Option, and any dividends or distributions in respect thereof, or proceeds from any sale or disposition thereof, including, without limitation, any taxes payable in respect of any sale or disposition of Common Shares made by or on behalf of the holder (including as contemplated in section 1.7(f)).
(i)	If the Corporation (or any of its Subsidiary Companies) does not withhold any amount or require payment of an amount by a Participant (or legal representative), sufficient to satisfy all income tax obligations referred to in section 1.7(d), the Participant (or legal representative) shall forthwith make reimbursement, on demand, in cash, of any amount paid by the Corporation (or any of its Subsidiary Companies) in satisfaction of any such obligation.

1.8	Effective Date

This Plan will supersede and replace all previous stock option plans on the Effective Date. This Plan is subject to the approval of:

(a)	the Toronto Stock Exchange; and
(b)	if required by applicable federal, provincial and foreign laws, rules and regulations, the rules and regulation of any stock exchange on which the Common Shares are listed for trading or any regulatory or governmental agency, then the shareholders of the Corporation, given by the affirmative vote of a majority of the votes attached to the Common Shares of the Corporation entitled to vote and represented and voted at an annual or special meeting of the holders of such Common Shares held, among other things, to consider and approve the Plan, and until such approvals are obtained Options granted pursuant to the Plan shall not be exercisable.

1.9	Miscellaneous
(a)	Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approval.
(b)	Nothing contained in the Plan nor in any Option granted thereunder shall be deemed to give any Participant any interest or title in or to any Common Shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever other than as set forth in the Plan and pursuant to the exercise of any Option.
(c)	The Plan does not give any Eligible Person the right or obligation to or to continue to serve as a director, officer, Consultant, Dependent Contractor or employee, as the case may be, of the Corporation or any of its Subsidiary Companies. The awarding of Options to any Eligible Person is a matter to be determined in the discretion of the Board or, subject to the provisions of section 1.3(c), the Chief Executive Officer of the Corporation. The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any other securities in the capital of the Corporation or any of its subsidiaries other than as specifically provided for in the Plan.
(d)	No fractional Common Shares shall be issued upon the exercise of Options and, accordingly, if a Participant would become entitled to a fractional Common Share upon the exercise of an Option, such Participant shall only have the right to purchase the next lowest whole number of Common Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.
(e)	The grant of an Option shall be conditional upon the Eligible Person to whom the Option is granted completing, signing and delivering to the Corporation all documents as may be required by the regulatory authorities having jurisdiction.
(f)	The Board shall have the authority to adopt such sub-plans, procedures and guidelines as may be necessary or desirable to comply with provisions of the laws of any country in which the Corporation or its Subsidiary Companies may operate to assure the viability of the benefits from Options granted to Participants performing services in such country to meet the objectives of the Plan.

section 2 - OPTIONS

2.1	Grants and Eligibility

Options may be granted under this Plan to any Eligible Person. Subject to the provisions of the Plan, the Board (and, subject to the provisions of section 1.3(c), the Chief Executive Officer of the Corporation, at the time of the grant of any Options, in respect of Options granted under that section) shall have the authority to determine the limitation, restrictions and conditions, if any, in addition to or in variation of those set forth in section 2.3 hereof, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the exercise of the Option or the sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant’s rights in respect of Common Shares acquired upon exercise of an Option may be forfeited, with the discretion in the Board to modify or rescind any limitations, restrictions or conditions applicable to the exercise of any Option (including, for greater certainty, Options granted pursuant to section 1.3(c)) in the event of certain corporate developments including but not limited to a take over bid, reorganization, merger, change in capital or amalgamation. An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

2.2	Option Price

The Board (and, subject to the provisions of section 1.3(c), the Chief Executive Officer of the Corporation, in respect of Options granted under that section) shall establish the option exercise price at the time each Option is granted, which shall in all cases be not less than the closing price of the Common Shares on the Toronto Stock Exchange immediately preceding the date of grant.

2.3	Exercise of Options
(a)	Subject to section 2.3(h), Options granted must be exercised no later than 5 years after the date of grant or such lesser period as may be determined by the Board (or, in the case of Options granted under section 1.3(c), subject to the provisions of section 1.3(c), such lesser period as may be determined by the Chief Executive Officer of the Corporation at the time of grant of such Option).
(b)	Subject to the provisions of sections 2.2, 2.3(a) and 2.3(d), each Option may be exercised at such time or times as may be determined by the Board (or, in the case of Options granted under section 1.3(c), subject to the provisions of section 1.3(c), such lesser period as may be determined by the Chief Executive Officer of the Corporation at the time of grant of such Option), on such terms, conditions and limitations as the Board may from time to time determine (or, in the case of Options granted under section 1.3(c), subject to the provisions of section 1.3(c), the Chief Executive Officer of the Corporation may determine at the time of grant of such Option) with respect to each Option, which terms, conditions and limitations may (but need not), in the discretion of the Board (or, in the case of Options granted under section 1.3(c), subject to the provisions of section 1.3(c), the Chief Executive Officer of the Corporation as at the time of the grant of such Option), provide that the Option may not be exercised except in accordance with such limitations based on the passage of time after the date on which such Option is granted, the satisfaction of performance criteria relating generally to the Corporation or particularly to the Participant or the satisfaction of any other conditions (including any combination of the foregoing), and subject to such terms, conditions, limitations and provisos, as the Board may in its discretion determine (or, in the case of Options granted under section 1.3(c), subject to the provisions of section 1.3(c), the Chief Executive Officer of the Corporation may determine at the time of grant of such Option).
(c)	Without limiting the generality of section 2.3(b), the Board may, in its discretion, notwithstanding any limitations previously determined by the Board or the Chief Executive Officer of the Corporation or previously required under the terms of this Plan for the right of a Participant to exercise any Option, allow any Participant under any Option to purchase all or any of the Common Shares then subject to such Option if the Board in its discretion determines to permit the Participant to exercise such Option in respect of such Common Shares.

(d)	An Option may be exercised only by the Participant or the Personal Representative of any Participant. An Option may be exercised, in whole or in part (subject to any applicable exercise restrictions), at any time or from time to time up to 4:00 p.m. (Vancouver time) on its expiry date by: (i) delivering to the Administrator an Exercise Notice and the applicable Certificate and (ii) subject to section 2.3(i), delivering to the Administrator a cheque or bank draft payable to the Corporation in an amount equal to the aggregate exercise price of the Common Shares to be purchased pursuant to the exercise of the Option or, if permitted by the Corporation, paying such aggregate exercise price by wire transfer to a bank account of the Corporation which the Corporation has designated for such purpose.
(e)	As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Participant a certificate for the Common Shares so purchased. Subject to section 2.3(i) if the number of Common Shares so purchased is less than the number of Common Shares subject to the Certificate surrendered, the Administrator shall forward a new Certificate to the Participant concurrently with delivery of the aforesaid share certificate for the balance of the Common Shares available under the Option.
(f)	Subject to section 2.3(g)(ii), Options shall not be transferable or assignable, in whole or in part, except that an Option may be transferred by will or the laws of decent or distribution.
(g)	Subject to section 2.3(a) and except as otherwise determined by the Board (or, in the case of Options granted under section 1.3(c), subject to the provisions of section 1.3(c), the Chief Executive Officer of the Corporation may determine at the time of grant of such Option):
(i)	if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will cease to be exercisable
A.	in the case of a Participant that was a director of the Corporation and has ceased to be an Eligible Person by virtue of such Participation ceasing for any reason other than death to be a director of the Corporation, twelve months after the date the Participant ceases to be a director of the Corporation, and
B.	in any other case 30 days after the Termination Date.
If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or as entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant; and
(ii)	if a Participant dies prior to an Option held by the Participant ceasing to be exercisable, the legal representative of the Participant may exercise the Participant’s Options within twelve months after the date of the Participant’s death, but only to the extent the Options were by their terms exercisable on the date of death.
(h)	Notwithstanding anything to the contrary in the foregoing provisions, if the expiry of an Option pursuant to this Plan occurs during the Blackout Period or within two business days after the end of a Blackout Period, the expiry date for the Option will be the tenth business day after the end of such Blackout Period, provided that the foregoing exception shall not apply to any ISO (as defined in Section 2.4).

As used herein, the following terms shall have the meanings indicated:

(i)	“Blackout Period” means any period during which a policy of the Corporation or any “affiliate” of the Corporation (within the meaning of that expression as used in the Securities Act (Ontario)) prohibits or prevents any Participant from trading Common Shares or exercising an Option; and

(ii)	“business day” means a day, other than Saturday, Sunday and any other day which is a statutory holiday in British Columbia or on which the Common Shares are not available for trading on the facilities of the Toronto Stock Exchange or through the Nasdaq Global Market.
(i)	Notwithstanding section 2.3(d), in lieu of paying the exercise price for Shares to be issued pursuant to the exercise of an Option pursuant to section 2.3(d), a Participant (or Personal Representative) that is entitled to exercise an Option that exercises an Option may elect to acquire a number of Common Shares subject to the Option determined by subtracting the exercise price under the Option from the Current Market Price of the Common Shares as of the date of exercise, multiplying the difference by the number of Common Shares subject to the Option which may be exercised, or a portion thereof representing an option to acquire a whole number of Common Shares, which the Participant (or Personal Representative) wishes to exercise, and then dividing that product by the Current Market Price of the Common Shares as of the date of exercise, rounded down to the next lowest whole number of Common Shares and, make payment of the aggregate exercise price of Common Shares to be purchased upon exercise of an Option by exchanging the Option or the portion of the Option being exercised (the “Cashless Alternative”) as set out in the following formula:
X = Y (A-B)
A

Where	X =	The number of Common Shares to be issued to the Option holder

	Y =	The number of Common Shares purchasable under the portion of the Option being exchanged (as adjusted to the date of such calculation)

	A =	The Current Market Price of one of the Common Shares to which the Option pertains as of the exercise date

	B =	The exercise price of the Option (as adjusted to the date of such calculation)

As set out below, the number of Common Shares to be issued to the Option holder (X), if not a whole number, will be rounded down to the nearest whole number.
As used in this Section 2.3(i), the “Current Market Price” means the closing price of the Common Shares on the Toronto Stock Exchange, on (i) the date of exercise, if such date is a “trading day” (a day on which such exchange is not closed for trading and on which shares may be traded through the facilities of such exchange), or (ii) if such date is not a trading day, the immediately preceding trading day, as reported by the Toronto Stock Exchange provided that if, on any such trading day, there is no such reported closing price, the “Current Market Price” will be the average of the closing bid and ask prices per share for board lots of the Common Shares on the Toronto Stock Exchange on such trading day, as reported by the Toronto Stock Exchange, rounded up to the nearest cent, and provided further that if the Common Shares are not listed and posted for trading on the Toronto Stock Exchange, the “Current Market Price” will be the value determined in good faith by the Board.
Without limited the generality of the provisions of section 1.7, the Corporation or any subsidiary of the Corporation may withhold, or cause to be withheld, any amount the Corporation or any of its subsidiaries is required by applicable law to withhold or deduct on account of income taxes or other deductions required by any Canadian or foreign federal, provincial, state or local taxing authorities or other amounts required by law to be withheld in relation to any Cashless Alternative election and may deduct such amount from any payment required to be made under the Option, or any other amount payable by the Corporation or any subsidiary of the Corporation to the

Participant. The Participant (or Personal Representative) shall bear and be responsible for any and all income or other tax imposed in respect of any Cashless Alternative election. If the Corporation so determines, the Corporation shall have the right to require, prior to delivery of any Common Shares upon exercise of an Option pursuant to the Cashless Alternative, payment by the Participant (or Personal Representative) of the excess of any applicable Canadian or foreign federal, provincial, state local or other taxes over any amounts withheld by the Corporation, in order to satisfy the tax obligations in respect of any Cashless Alternative election. If the Corporation (or any subsidiary of the Corporation) does not withhold an amount, or require payment of an amount by a Participant (or Personal Representative), sufficient to satisfy all income tax obligations, the Participant shall make reimbursement, on demand, in cash, of any amount paid by the Corporation in satisfaction of any tax obligation.
In the event that a Participant (or Personal Representative) elects to exercise an Option that is fully exercisable, or a portion thereof, for Common Shares in accordance with the Cashless Alternative, the Option, or such portion thereof, will be, and will be deemed to have been exercised, and the Corporation will issue to the Participant (or Personal Representative) the appropriate number of Common Shares determined as provided above. In the event only a portion of an Option is exercised, the Administrator shall forward a new Certificate to the Participant concurrently with delivery of the share certificate representing the Common Shares purchased pursuant to such exercise, for the balance of the Common Shares remaining available under the Option. (For example, if a Participant holds an Option which entitles the holder to acquire an aggregate of 20,000 Common Shares and wishes to exercise the Option by the Cashless Alternative only in respect of 15,000 Common Shares, the Participant would be entitled to acquire the applicable number of Common Shares determined in relation to such 15,000 Common Shares, and the Option would be exercised in relation to such 15,000 Common Shares, and the Participant would be entitled to receive a new Certificate for the balance of the 5,000 Common Shares remaining available under the Option.)
No fractional Common Shares shall be issued upon exercise of any Option pursuant to the Cashless Alternative and, if a Participant would become entitled to a fractional Common Share upon such exercise, such Participant shall only have the right to purchase the next lowest whole number of Common Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded. For greater certainty, if a Participant (or Personal Representative) elects to exercise an Option by the Cashless Alternative by exchanging only a portion of the Option being exercised, representing less than all of the number of Common Shares subject to the Certificate surrendered, the new Certificate for the balance of the Common Shares remaining available under the Option will represent an Option to acquire a number of Common Shares equal to the number of Common Shares subject to the Certificate surrendered in respect of which the Cashless Alternative was not elected, without any adjustment with respect to any fractional interest in relation to the portion of the Option that was exercised pursuant to the Cashless Alternative.
Without limiting the generality of section 2.3(b), the Board may, in its discretion, from time to time (and, in the case of Options granted under section 1.3(c), subject to the provisions of section 1.3(c), the Chief Executive Officer of the Corporation, may, in his or her discretion, at the time of grant of an Option), determine that any Option or Options granted hereunder may not be exercised pursuant to the Cashless Alternative and that the payments for Shares that may be purchased under any one or more Options granted hereunder specified by the Board (or Chief Executive officer, as applicable) must be paid by cheque or bank draft or wire transfer as provided in section 2.3(d).

(j)	At any time when an Option is exercisable, the Participant or the Personal Representative of a Participant shall have the right (the “Cash Surrender Right”), at the option of the Participant (or Personal Representative), to surrender to the Corporation the Option which could be exercised, or a portion thereof representing an option to acquire a whole number of Common Shares, which the Participant (or Personal Representative) wishes to surrender, and require the Corporation to pay to the Participant (or Personal Representative), in satisfaction of the Participant’s rights under the

Option, or portion of the Option being surrendered, and the Plan in respect thereof, a cash payment in an amount equal to the product obtained by multiplying (i) the number of Common Shares which may be acquired on exercise of such Option, or portion, by (ii) the amount determined by subtracting the exercise price under the Option from the Current Market Price of the Common Shares at the time of receipt by the Corporation of the Surrender Notice.

As used in this Section 2.3(j), the “Current Market Price” means the closing price of the Common Shares on the Toronto Stock Exchange, on (i) the date of receipt by the Corporation of the Surrender Notice, if such date is a trading day, or (ii) if such date is not a trading day, the immediately preceding trading day, as reported by the Toronto Stock Exchange provided that if, on any such trading day, there is no such reported closing price, the “Current Market Price” will be the average of the closing bid and ask prices per share for board lots of the Common Shares on the Toronto Stock Exchange on such trading day, as reported by the Toronto Stock Exchange, rounded up to the nearest cent, and provided further that if the Common Shares are not listed and posted for trading on the Toronto Stock Exchange, the “Current Market Price” will be the value determined in good faith by the Board.
The Cash Surrender Right may be exercised by delivering to the Administrator a duly completed and executed Surrender Notice, together with the Certificate representing the applicable Option.
As soon as practicable following receipt of the Surrender Notice, the Corporation shall pay to the Participant (or Personal Representative) the amount determined as provided above, rounded down to the nearest cent. Upon such payment the Option, or the portion being surrendered, will be cancelled and all rights of the Participant thereunder will terminate. Any Common Shares subject to the Option, or the portion surrendered, so cancelled shall again be available for grant under the Plan.
If a Participant (or Personal Representative) elects to surrender only a portion of any Option, only that portion of the Option so surrendered will be cancelled. In such case, the Administrator shall forward a new Certificate to the Participant for the balance of the Common Shares remaining available under the Option. (For example, if a Participant holds an Option which entitles the holder to acquire an aggregate of 20,000 Common Shares and elects to exercise the Cash Surrender Right only in respect of 15,000 Common Shares, the Option would be surrendered in relation to such 15,000 Common Shares and the Participant would be entitled to receive a cash payment determined in relation to such 15,000 Common Shares, and to receive a new Certificate for the balance of the 5,000 Common Shares remaining available under the Option.)
Without limiting the generality of the provisions of section 1.7, the Corporation or any subsidiary of the Corporation may withhold, or cause to be withheld, and deduct, or cause to be deducted, from any payment required to be made hereunder, or any other amount payable to the Participant, any amount the Corporation or any of its subsidiaries is required by applicable law to deduct and withhold therefrom on account of income taxes or other deductions required by any Canadian or foreign federal, provincial, state or local taxing authorities or other amounts required by law to be withheld in relation to such surrender and payment. The Participant (or Personal Representative) shall bear and be responsible for any and all income or other tax imposed on amounts paid to the Participant (or, Personal Representative of a Participant) hereunder. If the Corporation so determines, the Corporation shall have the right to require, prior to making any payment hereunder, payment by the recipient of the excess of any applicable Canadian or foreign federal, provincial, state, local or other taxes over any amounts withheld by the Corporation, in order to satisfy the tax obligations in respect of any payment hereunder. If the Corporation (or any subsidiary of the Corporation) does not withhold from payment, or require payment of an amount by a recipient, sufficient to satisfy all income tax obligations, the Participant shall make reimbursement, on demand, in cash, of any amount paid by the Corporation in satisfaction of any tax obligation.

Without limiting the generality of section 2.3(b), the Board may, in its discretion, from time to time (and in the case of Options granted under section 1.3(c), the Chief Executive Officer of the Corporation, may, in his or her discretion, at the time of grant of an Option), determine that any Participant may not exercise the Cash Surrender Right, or impose limitations or restrictions or conditions upon the extent that any Participant may exercise the Cash Surrender Right. In addition, without limiting the generality of the foregoing, the Board may from time to time determine a maximum amount in respect of which any Participant may, in one or multiple exercises of the Cash Surrender Right, exercise such right, having regard to the cash resources of the Corporation that may be available for payment pursuant hereto. If the Board makes such determination, no Participant (or Personal Representative of any Participant) may exercise the Cash Surrender Right in relation to any Option or Options where the amount required to be paid pursuant hereto would exceed such maximum amount.

2.4	U.S. Participants

Any Option granted under the Plan to a Participant who is a citizen or resident of the United States (including its territories, possessions and all areas subject to the jurisdiction) (a “U.S. Participant”) may be an incentive stock option (an “ISO”) within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States (the “Code”), but only if so designated by the Corporation in the agreement evidencing such Option. No provision of this Plan, as it may be applied to a U.S. Participant with respect to Options which are designated as ISOs, shall be construed so as to be inconsistent with any provision of Section 422 of the Code or the Treasury Regulations thereunder. Grants of Options to U.S. Participants which are not designated as or otherwise do not qualify as ISOs will be treated as nonstatutory stock options for U.S. federal tax purposes. Notwithstanding anything in this Plan contained to the contrary, the following provisions shall apply to ISOs granted to each U.S. Participant:

(a)	ISOs shall only be granted to individual U.S. Participants who are, at the time of grant, employees of the Corporation within the meaning of the Code. Any director of the Corporation who is a U.S. Participant shall be ineligible to vote upon the granting of such Option;
(b)	the aggregate fair market value (determined as of the time an ISO is granted) of the Common Shares subject to ISOs exercisable for the first time by a U.S. Participant during any calendar year under this Plan and all other stock option plans, within the meaning of Section 422 of the Code, of the Corporation shall not exceed One Hundred Thousand Dollars in U.S. funds (U.S.$100,000);
(c)	the Option Price for Common Shares under each ISO granted to a U.S. Participant pursuant to this Plan shall be not less than fair market value of such Common Shares at the time the Option is granted, as determined in good faith by the directors at such time (unless such ISO is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code);
(d)	if any U.S. Participant to whom an ISO is to be granted under the Plan at the time of the grant of such ISO is the owner of shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Corporation, then the following special provisions shall be applicable to the ISO granted to such individual:
(i)	the Option Price (per share) subject to such ISO shall not be less than one hundred ten percent (110%) of the fair market value of one Common Share at the time of grant; and
(ii)	for the purposes of this Section 2.4(d)(ii) only, the exercise period shall not exceed five (5) years from the date of grant;
(e)	no ISO may be granted hereunder to a U.S. Participant following the expiration of ten (10) years after the date on which this Plan is adopted by the Corporation or the date on which the Plan is approved by the shareholders of the Corporation, whichever is earlier; and
(f)	no ISO granted to a U.S. Participant under the Plan shall become exercisable unless and until the Plan shall have been approved by the shareholders of the Corporation.

2.5	Incorporation of Terms of Stock Option Plan

Subject to specific variations approved by the Board (or, in the case of Options granted under section 1.3(c), subject to the provisions of section 1.3(c), the Chief Executive Officer of the Corporation at the time of the grant of such Option), all terms and conditions set out herein will be deemed to be incorporated into and form part of each Option granted under this Stock Option Plan.

2.6	Merger of Amended 1998 Incentive Stock Option Plan

The Amended 1998 Incentive Stock Option Plan of the Corporation shall be deemed to be merged herein, such that all Options outstanding under the Amended 1998 Incentive Stock Option Plan of the Corporation shall be deemed to be outstanding under the Plan to the same extent as if they were originally granted hereunder, and shall be governed hereby and entitled to all of the benefits and obligations herein.

schedule a

option certificate

This Certificate is issued pursuant to the provisions of the Cardiome Pharma Corp. (the “Corporation”) Amended Incentive Stock Option Plan (the “Plan”) and evidences that                                              is the holder of an option (the “Option”) to purchase up to                   common shares (the “Shares”) in the capital stock of the Corporation at a purchase price of $          per Share. Subject to the provisions of the Plan, the expiry date of this Option is                               (the “Expiry Date”).

Other Restrictions

The Option will vest as follows:

                         immediately upon grant, allowing the holder of the Option to purchase up to                     Shares at the specified purchase price;

         % on the first anniversary of the date of grant, allowing the holder of the Option to purchase                         Shares at the specified purchase price;

         % on the second anniversary of the date of grant, allowing the holder of the Option to purchase                         Shares at the specified purchase price;

         % on the third anniversary of the date of grant, allowing the holder of the Option to purchase                         Shares at the specified purchase price; and

Other than as disclosed above, this Option may be exercised at any time up to 4:00 p.m. (Vancouver time) on the Expiry Date, by (i) delivering to the Administrator of the Plan an Exercise Notice, in the form provided in the Plan, together with this Certificate and (ii) delivering or causing to be delivered to the Administrator of the Plan a cheque or bank draft payable to Cardiome Pharma Corp. in an amount equal to the aggregate of the Exercise Price of the Common Shares in respect of which this Option is being exercised or, if permitted by the Corporation, paying such aggregate exercise price by wire transfer to a bank account of the Corporation which the Corporation has designated for such purpose. Subject to the terms, conditions and limitations of the Option, as determined by the board of directors of the Corporation (or, in the case of Options granted under section 1.3(c) of the Plan, the Chief Executive Officer of the Corporation at the time of grant of such Option), the Option may be exercisable in accordance with the “Cashless Alternative” set out in section 2.3(i) of the Plan.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Corporation shall prevail.

DATED: __________________________

CARDIOME PHARMA CORP.

Per:
(Authorized Signatory)

SCHEDULE B

EXERCISE NOTICE

To:	The Administrator, Stock Option Plan Cardiome Pharma Corp. 1441 Creekside Drive Vancouver, B.C. V6J 4S7

The undersigned hereby irrevocably gives notice, pursuant to the Cardiome Pharma Corp. (the “Corporation”) Amended Incentive Stock Option Plan (the “Plan”), of the exercise of the Option to acquire and hereby subscribes for (cross out items not applicable):

(i)	all of the Common Shares; or
(ii)	____________ of the Common Shares which may be purchased under the Option;
(iii)	subject to the terms of the Plan and the Option, the number of Common Shares which may be purchased under the Option pursuant to the Cashless Alternative set out in section 2.3(i) of the Plan, in exchange for the option to purchase ____________ of the Common Shares which may be purchased under the Option.

Calculation of total Exercise Price (cash exercise):

a)	number of Common Shares to be acquired on exercise: ____________ Common Shares;
b)	times the exercise price per Common Share: $____________

TOTAL EXERCISE PRICE, enclosed or paid by wire transfer, if permitted:  $____________

The undersigned (i) tenders herewith a cheque or bank draft (circle one) in the amount of $____________ payable to Cardiome Pharma Corp. in an amount equal to the total exercise price for the Common Shares being purchased, as calculated above, or (ii) if permitted by the Corporation, has wire transferred to the Corporation an amount equal to such total exercise price, or (iii) subject to the terms of the Plan and the Option, is electing to make payment of the aggregate exercise price of the Common Shares to be purchased pursuant to the Cashless Alternative set out in section 2.3(i) of the Plan as set out in clause (iii) above, and, in each case, directs the Corporation to issue the share certificate evidencing the Common Shares purchased in the name of the undersigned to be mailed to the undersigned at the following address:

DATED the ______ day of ____________, ______

Signature of Witness	Signature of Participant

Name of Witness (please print)	Name of Participant (please print)

SCHEDULE C

SURRENDER NOTICE

To:	The Administrator, Stock Option Plan Cardiome Pharma Corp. 1441 Creekside Drive Vancouver, BC V6J 4S7

The undersigned hereby irrevocably exercises, pursuant to the Cardiome Pharma Corp. (the “Corporation”) Amended Incentive Stock Option Plan (the “Plan”), the “Cash Surrender Right” (as defined in the Plan) to surrender the option (the “Surrendered Option”) to acquire [cross out item not applicable]:

(a)	All of the Common Shares subject to the Option; or
(b)	____________ of the Common Shares subject to the Option;

represented by the Certificate delivered herewith, and agrees to accept payment in cash in satisfaction of the rights of the “Participant” (as defined in the Plan) under the Surrendered Option (and under the Plan, in respect thereof).

The undersigned acknowledges and agrees that upon such payment being made as provided in the Plan, the Surrendered Option will be cancelled and terminated and the undersigned releases all rights under the Surrendered Option effective upon such payment being made.

Payment may be made by cheque mailed to the undersigned at the following address:

or delivered to the undersigned.

DATED the ______ day of ____________, ______

Signature of Witness	Signature of Participant

Name of Witness (please print)	Name of Participant (please print)

SCHEDULE C - CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 - Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to National Instrument 52-110 - Audit Committees (“NI 52-110”), which has been adopted in each of the provinces and territories of Canada and which prescribes certain requirements in relation to audit committees. In addition to the disclosure provided below, the disclosure on the Audit Committee of Cardiome Pharma Corp. (the “Corporation”) required by NI 52-110 can be located in the Corporation’s Annual Information Form dated March 28, 2017 at www.sedar.com.

General

The Corporation is committed to sound and comprehensive corporate governance policies and practices and is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with NP 58-201 and NI 52-110.

Board of Directors

The Board of Directors of the Corporation (the “Board”) encourages sound and comprehensive corporate governance policies and practices designed to promote the ongoing development of the Corporation.

Composition of the Board

The Corporation’s Board is currently composed of six directors, a majority of whom are independent directors. An “independent” board member, as further defined in NI 52-110, means that such member has no “material relationship” with the issuer. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s judgment.

Director	Independent
Mark H. Corrigan	Yes
Richard M. Glickman	Yes
William L. Hunter	No
Robert J. Meyer	Yes
W. James O’Shea	Yes
Arthur H. Willms	Yes

The following table outlines other reporting issuers that Board members are directors of:

Board Member	Reporting Issuer
Mark H. Corrigan	-
Richard M. Glickman	Aurinia Pharmaceuticals, ESSA Pharma Inc., Vigil Health Solutions Inc.
William L. Hunter	Epirus Biopharmaceuticals Inc., Rex Bionics Plc.
Robert J. Meyer	-
W. James O’Shea	BTG Plc, Ocular Therapeutics, Trevi Therapeutics
Arthur H. Willms	Naikun Wind Energy Group Inc., 2010 Games Operating Trust, Pacific Autism Family Centre Foundation.

W. James O’Shea served as Chair of the Board. The role of the Chair is to provide leadership to the Board in discharging its mandate and also assist the Board in discharging its stewardship function which includes ensuring the integrity of management, strategic planning, identifying risks, succession planning, adopting a communication policy, internal control and management information systems and the Corporation’s approach to corporate governance. The Chair provides advice and mentorship to the senior management of the Corporation, particularly with respect to matters of strategic significance to the Corporation. The Chair promotes delivery of information to the Board and is responsible for scheduling and organization of meetings of directors.

The following table illustrates the attendance record of each director for all Board meetings held in 2016.

Board Member	Meetings Attended
Mark H. Corrigan	12 out of 12
Richard M. Glickman	11 out of 12
William L. Hunter	12 out of 12
Robert J. Meyer	11 out of 12
W. James O’Shea	11 out of 12
Harold H. Shlevin(1)	3 out of 12
Arthur H. Willms	12 out of 12

(1) Mr. Shlevin retired as a director on June 21, 2016.

The independent directors of the Board do not hold regularly scheduled meetings at which non-independent directors and members of management are not present. The Chairman encourages open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are taken.

Board Mandate

The Board has adopted a Board Mandate in which it explicitly assumes responsibility for stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer, assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports. A copy of the Board Mandate is attached hereto as Appendix A.

Position Descriptions

The Board has adopted and approved written position descriptions for the Chair of the Board and the Chairs of each of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee (the “GN Committee”).

The Chief Executive Officer of the Corporation also has a written position description that has been approved by the Board.

Board of Directors Tenure

The Board has not adopted policies imposing an arbitrary term or retirement age limit in connection with individuals nominated for election as directors as it does not believe that such a limit is in the best interests of the Corporation at this time. The GN Committee annually reviews the composition of the Board, including the age and tenure of individual directors. The Board strives to achieve a balance between the desirability to have a depth of experience from its members and the need for renewal and new perspectives.

The GN Committee has determined that the Board is highly effective and well composed and that no appreciable benefit would be derived from the introduction of term or retirement age limits at this time.

Gender Diversity

The Board has not adopted a written policy or set targets relating to the identification and nomination of women directors or executive officers as it does not believe that it is necessary in the case of the Corporation to have such written policy at this time. The Board is committed to nominating the best individuals to fulfill director roles and executive officer positions. The Board believes that diversity is important to ensure that Board members and senior management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. The Board recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to diversity of perspective in the boardroom and in senior management roles.

Each year, the GN Committee reviews the general and specific criteria applicable to candidates to be considered for nomination to the Board. The GN Committee aims to maintain the composition of the Board in a way that provides the best mix of skill and experience to guide the Corporation’s long-term strategy and ongoing business operations.

Currently the Corporation has no female board members and two female executive officers, representing 33% of the Corporation’s executive officers.

Orientation and Continuing Education

It is the mandate of the GN Committee to ensure that a process is established for the orientation and education of new directors which addresses the nature and operation of the Corporation’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Corporation expects from its directors).

With respect to the continuing education of directors, the GN Committee ensures that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Corporation’s business remains current.

Ethical Business Conduct

The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the directors, officers and employees of the Corporation and each of its subsidiaries. Additionally, consultants and contractors for the Corporation are expected to abide by the Code. The Code is disclosed on the Corporation’s website at: www.cardiome.com.

It is recognized within the Code that in certain situations, compliance may be difficult to monitor. The Code sets out a framework for compliance. A compliance officer is appointed by the Board to deal with questions or concerns relating to compliance that cannot be dealt with by management. The Board has also adopted a Whistle Blower Policy which sets forth the procedures for (i) the receipt, retention and treatment of complaints and concerns regarding accounting, internal accounting controls and auditing matters; and (ii) the confidential and anonymous submission of complaints or concerns regarding questionable accounting or auditing matters.

In considering transactions and agreements in respect of which a director or executive officer has a material interest, the Board ensures that the individual director or executive officer abstains from the discussion and conclusion with respect to the transaction or agreement, as the case may be.

The Corporation is committed to maintaining the highest standards of corporate governance and this philosophy is continually communicated by the Board to management which in turn is emphasized to the employees of the Corporation on a continuous basis.

Nomination of Directors

It is the mandate of the GN Committee to identify and recommend qualified candidates for the Board. In assessing whether identified candidates are suitable for the Board, the GN Committee considers: (i) the competencies and skills considered necessary for the Board as a whole; (ii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the Board; and (iii) whether nominees can devote sufficient time and resources to his or her duties as a member of the Board. In addition, the GN Committee assesses the participation, contribution and effectiveness of the individual members of the Board on an annual basis. All members of the GN Committee are independent in accordance with the mandate of the GN Committee.

Compensation

The Compensation Committee is responsible for board compensation, establishment of salaries of executive management and senior staff and employee-employer relations. The Compensation Committee reviews and makes recommendations to the Board regarding the corporate goals and objectives, performance and compensation of the Chief Executive Officer of the Corporation on an annual basis and the issuance of stock options to employees, consultants and directors. The Compensation Committee is also responsible for reviewing the recommendations of the Chief Executive Officer regarding compensation of the senior officers, the compensation policy of the Corporation (including internal structure, annual review and relationship to market levels and changes) and any significant changes in the Corporation’s benefit plan and human resources policies. The Compensation Committee is comprised of independent directors in accordance with the mandate of the Compensation Committee.

In addition, the Compensation Committee reviews and recommends changes to the compensation of the members of the Board based on a comparison of peer companies and issues relevant to the Corporation. The Compensation Committee also reviews and makes recommendations regarding annual bonus policies for employees, the incentive-compensation plans and equity-based plans for the Corporation and reviews executive compensation disclosure before the Corporation publicly discloses this information. The Compensation Committee annually reviews the Corporation’s compensation policies and practices to consider whether they are aligned with the Corporation’s risk management principles and whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether these policies or practices might present or could give rise to material risks to the Corporation, or otherwise affect the risks faced by the Corporation and management of those risks.

Further information pertaining to the compensation of directors and officers can be found in this Information Circular under the heading “Statement of Executive Compensation”.

Assessments

It is the Board’s mandate, in conjunction with the GN Committee, to assess the participation, contributions and effectiveness of the Chair and the individual members of the Board on an annual basis. The Board also monitors the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management. It is the responsibility of the GN Committee to assess the Corporation’s contingency plan for management succession.

APPENDIX A - BOARD MANDATE

CARDIOME PHARMA CORP.

“A committed, cohesive and effective board adds value, first and foremost, by selecting the right CEO for the company. Beyond this, the board contributes to value in a number of ways discussed below. These include assessing and approving the strategic direction of the company, ensuring that management has in place appropriate processes for risk assessment, management and internal control, monitoring performance against agreed benchmarks, and assuring the integrity of financial reports. When boards add value by fulfilling their responsibilities in these areas, it will result in greater transparency and understanding of a company’s situation by its major shareholders.”

Source:	Beyond Compliance: Building a Governance Culture - Final Report issued by Joint Committee on Corporate Governance.

Purpose

The board of directors (the “Board”) of Cardiome Pharma Corp. (the “Corporation”) is responsible for the proper stewardship of the Corporation. This requires the Board to oversee the management of the business and affairs of the Corporation. The Board is mandated to represent all stakeholders of the Corporation in the selection of an appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.

Membership and Reporting

1.	The Board will be comprised of a majority of independent directors and will have no more than nine members.

2.	Appointments to the Board will be reviewed on an annual basis. The Corporate Governance and Nomination Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

3.	The chairman of the Board (the “Chairman”) will be (a) a non-management director; or

(b) a management director if the Board appoints a lead independent director as soon as reasonably practicable. The Chairman will be appointed by a vote of the Board on an annual basis.

4.	The Board will report to the shareholders of the Corporation.

5.	Each member of the Board will act in a manner such that they are able to fulfill their fiduciary duties; to act honestly and in good faith, with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Terms of Reference

Meetings

1.	The Board will meet as required, but at least once quarterly.

2.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.

Meeting Preparation and Attendance

3.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

(a)	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and

(b)	attend each meeting, in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.

Corporate Planning

4.	The Board will:

(a)	adopt a strategic planning process and approve a strategic plan each year; and

(b)	approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.

Risk Management and Ethics

5.	The Board will:

(a)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;

(b)	identify and document the financial risks and other risks that the Corporation must face in the course of its business and ensure that such risks are appropriately managed; and

(c)	ensure that appropriate policies and procedures are in place regarding public disclosures, including periodic review and approval of changes to the Disclosure Policy.

Supervision of Management

6.	The Board will:

(a)	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation consistent with the Corporation’s Code of Business Conduct and Ethics;

(b)	ensure that the CEO is appropriately managing the business of the Corporation;

(c)	ensure appropriate succession planning is in place;

(d)	establish corporate objectives for CEO annually and evaluate the performance of CEO against these corporate objectives;

(e)	consider and approve major business initiatives and corporate transactions proposed by management; and

(f)	ensure the integrity of the Corporation’s internal control and management information systems.

Management of Board Affairs

7.	The Board will:

(a)	develop a process for the orientation and education of new members of the Board;

(b)	support continuing education opportunities for all members of the Board;

(c)	in conjunction with the Corporate Governance and Nomination Committee, assess the participation, contributions and effectiveness of the Chairman, and individual board members on an annual basis;

(d)	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

(e)	establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and

(f)	disclose on an annual basis the mandate, composition of the board and its committees.

Approved: December 6, 2016